                                                          File Nos. 333-63511
                                                                    811-09003


   As filed with the Securities and Exchange Commission on December 4, 1998



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                   ACT OF 1933                               [X]


                            Pre-Effective Amendment No. 2                    [X]



                            Post-Effective Amendment No.                     [ ]

                                     and/or

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                             [X]



                               Amendment No. 3


                        (Check appropriate box or boxes)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                           (Exact Name of Registrant)

                     Anchor National Life Insurance Company
                               (Name of Depositor)

                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
              (Address of Depositor's Principal Offices) (Zip Code)

                Depositor's Telephone Number, including Area Code
                                 (310) 772-6000

                              Susan L. Harris, Esq.
                     Anchor National Life Insurance Company
                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
                     (Name and Address of Agent for Service)


Approximate date of proposed public offering:

     As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:

      Interests in a Separate Account under group and individual flexible payment deferred annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                          VARIABLE ANNUITY ACCOUNT SEVEN

                              Cross Reference Sheet

                               PART A - PROSPECTUS

Item Number in Form N-4                                   Caption
-----------------------                                   -------
1.      Cover Page.............................           Cover Page

2.      Definitions............................           Glossary

3.      Synopsis...............................           Profile; Fee Tables;
                                                          Portfolio Expenses;
                                                          Examples

4.      Condensed Financial Information........           Examples

5.      General Description of Registrant,
        Depositor and Portfolio Companies......           The Polaris Plus
                                                          Variable Annuity;
                                                          Other Information

6.      Deductions.............................           Expenses

7.      General Description of
        Variable Annuity Contracts.............           The Polaris Plus
                                                          Variable Annuity;
                                                          Purchasing a Polaris
                                                          Plus Variable Annuity;
                                                          Investment Options

8.      Annuity Period.........................           Income Options

9.      Death Benefit..........................           Death Benefit

10.     Purchases and Contract Value...........           Purchasing a Polaris Plus
                                                          Variable Annuity

11.     Redemptions............................           Access To Your Money

12.     Taxes..................................           Taxes

13.     Legal Proceedings......................           Other Information - Legal
                                                          Proceedings

14.     Table of Contents of Statement
        of Additional Information..............           Table of Contents of
                                                          Statement of Additional
                                                          Information


               PART B - STATEMENT OF ADDITIONAL INFORMATION

        Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.


Item Number in Form N-4                             Caption
-----------------------                             -------
15.     Cover Page.............................     Cover Page

16.     Table of Contents......................     Table of Contents

17.     General Information and History........     The Variable
                                                    Annuity (P); Separate
                                                    Account; General Account;
                                                    Investment Options (P);
                                                    Other Information

18.     Services...............................     Other Information (P)

19.     Purchase of Securities Being Offered...     Purchasing a Polaris Plus
                                                    Variable Annuity (P)

20.     Underwriters...........................     Distribution of Contracts

21.     Calculation of Performance Data........     Performance Data

22.     Annuity Payments.......................     Income Options (P);
                                                    Income Payments;
                                                    Annuity Unit Values

23.     Financial Statements...................     Depositor: Other
                                                    Information - Financial
                                                    Statements; Registrant:
                                                    Financial Statements




                                     PART C


        Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                              POLARIS PLUS LOGO


THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE POLARIS PLUS VARIABLE ANNUITY. THE ANNUITY IS MORE FULLY DESCRIBED IN THE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY.

                               December 10, 1998


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                      1. THE POLARIS PLUS VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------


The Polaris Plus Variable Annuity is issued by Anchor National Life Insurance Company to Participants in certain employer sponsored retirement plans qualified subject to Section 403(b) of the Internal Revenue Code (the "IRC"). An annuity qualified under Section 403(b) of the IRC is also known as a tax sheltered annuity ("TSA"). It is designed to help you invest to meet long-term financial goals, such as retirement funding. In addition to a wide range of underlying investment options, a variable annuity provides a guaranteed death benefit and an option to receive income for your lifetime.


Polaris Plus offers a diverse selection of money managers and investment options. You may divide your money among any or all of our 26 variable investment portfolios and 5 fixed account options. Your investment is not guaranteed. The value of your Polaris Plus contract can fluctuate up or down, based on the performance of the underlying investments you select. You may experience a loss.


The variable investment portfolios offer professionally managed investment choices with goals ranging from capital preservation to aggressive growth. Your choices for the various investment options are found on the next page.


The contract also offers 5 fixed account options, for different time periods. Each may have a different interest rate. Interest rates are guaranteed by Anchor National.


Like most annuities, the contract has an accumulation phase and an income phase. During the accumulation phase, you invest money in your contract. Your earnings are based on the investment performance of the variable investment Portfolios to which your money is allocated and/or the interest rate(s) earned on the fixed account option(s) in which you invest. Subject to certain IRC restrictions you may withdraw money from your contract during the accumulation phase. However, as with other tax-deferred investments, your ability to withdraw money is restricted and you will pay taxes on earnings and untaxed contributions when you withdraw them. A federal tax penalty may apply if you make withdrawals before age 59 1/2.



During the income phase, you receive income payments from your annuity. Among other factors, the amount of money you are able to accumulate in your contract during the accumulation phase will affect the amount of your income payments during the income phase.

----------------------------------------------------------------
----------------------------------------------------------------
                               2. INCOME OPTIONS
----------------------------------------------------------------
----------------------------------------------------------------

You can select from one of five income options:

   (1) payments for your lifetime;
   (2) payments for your lifetime and your survivor's lifetime;
   (3) payments for your lifetime and your survivor's lifetime, but for not less than 10 years;
   (4) payments for your lifetime, but for not less than 10, 15 or 20 years; and
   (5) payments for a specified period of 5 to 30 years.

You will also need to decide when your income payments begin and if you want your income payments to fluctuate with investment performance or remain constant. Once you begin receiving income payments, you cannot change your income option.


For contracts which are part of a qualified retirement Plan (including those issued under IRC Section 403(b)) funded with money on which you had not paid taxes, the entire income payment is generally taxable as income. In addition, under certain qualified contracts your income option may not exceed your life expectancy.



If your contract is part of a non-qualified retirement plan (one that is established with after tax dollars), payments during the Income Phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income.



In addition to the above income options, you may also elect to take income payments under the Income Protector program, subject to the provisions thereof.


----------------------------------------------------------------
----------------------------------------------------------------
                     3. PURCHASING A POLARIS PLUS VARIABLE
                                ANNUITY CONTRACT
----------------------------------------------------------------
----------------------------------------------------------------


You can buy a contract with money from a direct transfer or a direct rollover from an existing retirement plan or by establishing a salary reduction agreement with your employer.



For qualified contracts issued under IRC Section 403(b) there is no minimum initial purchase payment if you establish a salary reduction agreement with your employer. If you fund a contract through a direct transfer or direct rollover only, the minimum initial purchase payment is $2,000.



For Non-qualified contracts, the minimum initial purchase payment is $5,000 and subsequent amounts of $500 or more may be added to your contract at any time during the Accumulation Phase.

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                             4. INVESTMENT OPTIONS
                ----------------------------------------------------------------
                ----------------------------------------------------------------

You may allocate money to the following variable investment Portfolios of the Anchor Series Trust and/or the SunAmerica Series Trust:

ANCHOR SERIES TRUST
  MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
      - Capital Appreciation Portfolio
      - Growth Portfolio
      - Government and Quality Bond Portfolio

SUNAMERICA SERIES TRUST
  MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      - Global Equities Portfolio
      - Alliance Growth Portfolio
      - Growth-Income Portfolio
  MANAGED BY DAVIS SELECTED ADVISERS, L.P.
      - Venture Value Portfolio
      - Real Estate Portfolio
  FIRST AMERICAN ASSET MANAGEMENT
      - Equity Income Portfolio
      - Equity Index Portfolio
      - Small Company Value Portfolio
  MANAGED BY FEDERATED INVESTORS
      - Federated Value Portfolio
      - Utility Portfolio
      - Corporate Bond Portfolio
  MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/
  GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
      - Asset Allocation Portfolio
      - Global Bond Portfolio
  MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
      - International Diversified Equities Portfolio
      - Worldwide High Income Portfolio
  MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
      - Putnam Growth Portfolio
      - International Growth and Income Portfolio
      - Emerging Markets Portfolio
  MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
      - Aggressive Growth Portfolio
      - "Dogs" of Wall Street Portfolio
      - SunAmerica Balanced Portfolio
      - High-Yield Bond Portfolio
      - Cash Management Portfolio

You may also allocate money to the 1, 3 and 5 year market value adjustment ("MVA") fixed account options and, under certain circumstances, the 6-month and 1-year DCA fixed account options. (The 6-month DCA fixed account may not yet be available in your state. Please contact your financial representative for more information.)

Your contract value will be adjusted up or down for withdrawals or transfers from the 1, 3 and 5 year MVA fixed account options prior to the end of the guarantee period. The interest rates applicable for these fixed account options may differ from time to time, however, we will never credit less than a 3% annual effective rate. Once established, the rate will not change during the selected period.
                ----------------------------------------------------------------
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                                  5. EXPENSES
                ----------------------------------------------------------------
                ----------------------------------------------------------------


We deduct insurance charges which equal 1.25% annually of the average daily value of your contract allocated to the variable portfolios.



As with other professionally managed investments, there are also investment charges imposed on contracts with money allocated to the variable portfolios. We estimate these fees to range from .55 to 1.90.



If you take money out of your contract, you may be assessed a withdrawal charge which is a percentage of purchase payments based on the number of years the withdrawn purchase payments have been invested in the contract. The percentage declines over the time the money is in the contract. The applicable withdrawal charge schedule also varies dependent upon your employment status at the time of contract issue.


RETIRED OR SEPARATED FROM SERVICE AT TIME OF ISSUE
(SCHEDULE A)

-----------------------------------------------------------------------------
         Year              1        2        3        4        5        6
-----------------------------------------------------------------------------
 WITHDRAWAL CHARGE         6%       6%       5%       5%       4%       0%
-----------------------------------------------------------------------------

EMPLOYED AT TIME OF ISSUE (SCHEDULE B)

--------------------------------------------------------------------------------------
         Year              1        2        3        4        5        6        7
--------------------------------------------------------------------------------------
 WITHDRAWAL
 CHARGE                    6%       6%       5%       5%       4%       4%       0%
--------------------------------------------------------------------------------------

Each year, you are allowed to make 15 transfers without charge. After your first 15 free transfers, a $25 transfer fee ($10 in Pennsylvania and Texas) applies to each subsequent transfer.

In a limited number of states, you may also be assessed a state premium tax of up to 3.5% depending upon the state.


The following charts are designed to help you understand the charges in your contract. The column "Total Annual Charges" shows the total of the 1.25% insurance charges and the investment charges for each variable portfolio.


The next two columns show two examples of the charges you would pay under the contract. The examples assume that you invested $1,000 in a contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. The premium tax is assumed to be 0% in both examples.

----------------------------------------------------------------------------------------------------------------------------
                                                                                               EXAMPLES:
                                       TOTAL ANNUAL         TOTAL ANNUAL                     TOTAL EXPENSES   TOTAL EXPENSES
                                        INSURANCE            INVESTMENT       TOTAL ANNUAL     AT END OF        AT END OF
   ANCHOR SERIES TRUST PORTFOLIO         CHARGES              CHARGES           CHARGES          1 YEAR          10 YEARS
----------------------------------------------------------------------------------------------------------------------------
Capital Appreciation                      1.25%                 .71%             1.96%            $ 80             $229
Growth                                    1.25%                 .78%             2.03%            $ 81             $236
Government and Quality Bond               1.25%                 .71%             1.96%            $ 80             $229
----------------------------------------------------------------------------------------------------------------------------
SUNAMERICA SERIES TRUST PORTFOLIO
Emerging Markets*                         1.25%                1.90%             3.15%            $ 92             $346
International Diversified Equities        1.25%                1.35%             2.60%            $ 86             $293
Global Equities                           1.25%                 .95%             2.20%            $ 82             $253
International Growth and Income*          1.25%                1.60%             2.85%            $ 89             $318
Aggressive Growth*                        1.25%                 .90%             2.15%            $ 82             $248
Small Company Value*                      1.25%                1.40%             2.66%            $ 87             $298
Real Estate*                              1.25%                1.25%             2.50%            $ 85             $284
Putnam Growth                             1.25%                 .91%             2.16%            $ 82             $249
Alliance Growth                           1.25%                 .65%             1.90%            $ 79             $222
"Dogs" of Wall Street*                    1.25%                 .85%             2.10%            $ 81             $243
Venture Value                             1.25%                 .79%             2.04%            $ 81             $237
Federated Value*                          1.25%                1.03%             2.28%            $ 83             $262
Growth-Income                             1.25%                 .65%             1.90%            $ 79             $222
Equity Index*                             1.25%                 .55%             1.80%            $ 78             $209
Utility*                                  1.25%                1.05%             2.30%            $ 83             $264
Equity Income*                            1.25%                 .95%             2.20%            $ 82             $253
Asset Allocation                          1.25%                 .68%             1.93%            $ 80             $225
SunAmerica Balanced*                      1.25%                1.00%             2.25%            $ 83             $258
Worldwide High Income                     1.25%                1.10%             2.35%            $ 84             $269
High-Yield Bond                           1.25%                 .75%             2.00%            $ 80             $233
Corporate Bond                            1.25%                 .91%             2.16%            $ 82             $249
Global Bond                               1.25%                 .90%             2.15%            $ 82             $249
Cash Management                           1.25%                 .63%             1.88%            $ 79             $220
----------------------------------------------------------------------------------------------------------------------------


* For these Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep operating expenses at or below an established maximum amount. All waivers or reimbursements may be terminated at any time. For more detailed information, see Fee Tables and Examples in the prospectus.

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                                    6. TAXES
                ----------------------------------------------------------------
                ----------------------------------------------------------------


Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts contributed to and earned in a qualified contract (one purchased with before-tax dollars, like a TSA), are taxable when withdrawn. In a non-qualified contract (one that is purchased with after-tax dollars) taxes on amounts earned are taxed upon withdrawal.



You may be subject to a 10% federal tax penalty for distributions or withdrawals before age 59 1/2.


                ----------------------------------------------------------------
                ----------------------------------------------------------------
                            7. ACCESS TO YOUR MONEY
                ----------------------------------------------------------------
                ----------------------------------------------------------------


During the accumulation phase withdrawals from your contract may be limited by the IRC, any applicable employer plan and this contract. Contracts issued pursuant to Section 403(b) of the IRC are subject to specific withdrawal restrictions. SEE ACCESS TO YOUR MONEY ON PAGE 12 for details regarding restrictions applicable to withdrawals.



Under this contract, certain types of withdrawals are subject to a withdrawal charge if taken within the first five or six years a purchase payment has been in the contract. We determine the exact schedule of withdrawal charges based on your employment status as of the date of the contract issue. Some types of withdrawals may be exempt from these Company imposed withdrawal charges. SEE EXPENSES ON PAGE 14 for details regarding possible withdrawal charge exceptions.


In all cases after your tenth Contract anniversary, Company imposed withdrawal charges no longer apply. However the IRC or any applicable Plan may still impose restrictions on withdrawals at that point in time.

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                 8. PERFORMANCE
                ----------------------------------------------------------------
                ----------------------------------------------------------------


The value of your contract will fluctuate depending upon the investment performance of the portfolio(s) you choose.



When you invest in the Polaris Plus Variable Annuity, your money is actually invested in the underlying portfolios of the Anchor Series Trust and/or the SunAmerica Series Trust. These trusts are older than the annuity itself and have served as underlying investments for other variable annuity contracts. Some of the advertised historical performance for this annuity will be derived from the performance of the corresponding portfolios of the trusts modified to reflect the charges and expenses associated with this contract, as if this contract had been in existence during the time period advertised. Of course, past performance does not guarantee future results.


As of the date of this prospectus, the sale of this contract has not yet begun. Therefore, no performance is presented here.

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                                9. DEATH BENEFIT
                ----------------------------------------------------------------
                ----------------------------------------------------------------


If you should die during the accumulation phase, your beneficiary will receive a death benefit. The death benefit will be the greater of:



     1. Total purchase payments minus total withdrawals at the time we receive satisfactory proof of death, or;



     2. The contract value at the time we receive satisfactory proof of death.


                ----------------------------------------------------------------
                ----------------------------------------------------------------
                             10. OTHER INFORMATION
                ----------------------------------------------------------------
                ----------------------------------------------------------------


FREE LOOK: You may cancel your contract within ten days (or longer if required by your state) by mailing it to our Annuity Service Center. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of your contract on the date (unless otherwise required by state law). Its value may be more or less than the money you initially invested.



ASSET ALLOCATION REBALANCING: If selected by you, this program maintains your specified allocation mix in the variable investment portfolio by readjusting your money on a calendar quarterly, semiannual or annual basis.



SYSTEMATIC WITHDRAWAL PROGRAM: If selected by you, this program allows you to receive either monthly, quarterly, semiannual or annual checks during the accumulation phase. Systematic withdrawals may also be electronically transferred to your bank account. Of course, withdrawals may be subject to a withdrawal charge and taxable and a 10% federal tax penalty may apply if you are under age 59 1/2. This program is not available if you are not eligible to make withdrawals under the IRC or an applicable employer plan.


DOLLAR COST AVERAGING: If selected by you, this program allows you to invest gradually in the equity and bond portfolios from any of the variable investment portfolios, the 1-year MVA fixed account option, and under certain circumstances the 6-month or the 1-year DCA fixed account options.

CONFIRMATIONS AND QUARTERLY STATEMENTS: You will receive a confirmation of each transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values.

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                 11. INQUIRIES
                ----------------------------------------------------------------
                ----------------------------------------------------------------

If you have questions about your contract or need to make changes, call your financial representative or contact us at:

      Anchor National Life Insurance Company
      Annuity Service Center
      P.O. Box 54299
      Los Angeles, California 90054-0299

      Telephone Number: 877-999-9205


If money accompanies your correspondence, you should direct it to:

      Anchor National Life Insurance Company
      P.O. Box 100330
      Pasadena, California 91189-0001

                               POLARIS PLUS LOGO

                                   PROSPECTUS

                               DECEMBER 10, 1998



Please read this prospectus carefully         FLEXIBLE PAYMENT GROUP AND INDIVIDUAL DEFERRED ANNUITY
before investing and keep it for              CONTRACTS
future reference. It contains                    issued by
important information about the               ANCHOR NATIONAL LIFE INSURANCE COMPANY
Polaris Plus Variable Annuity.                   in connection with
                                              VARIABLE ANNUITY ACCOUNT SEVEN
To learn more about the annuity               The annuity has 31 investment choices - 5 fixed account
offered by this prospectus, obtain a          options and 26 variable investment Portfolios listed below.
copy of the Statement of Additional           The 5 fixed account options include market value adjustment
Information ("SAI") dated December            fixed accounts for specified periods of 1, 3, and 5 years.
10, 1998. The SAI is on file with the         In addition there are 2 Dollar Cost Averaging Accounts for
Securities and Exchange Commission            6-month and 1-year periods. The 26 variable investment
("SEC") and is incorporated by                portfolios are part of the Anchor Series Trust or the
reference into this prospectus. The           SunAmerica Series Trust.
Table of Contents of the SAI appears
on page 22 of this prospectus. For a          ANCHOR SERIES TRUST:
free copy of the SAI, call us at              MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
(877) 999-9205 or write to us at our          - Capital Appreciation Portfolio
Annuity Service Center, P.O. Box              - Growth Portfolio
54299, Los Angeles, California 90054-         - Government and Quality Bond Portfolio
0299.
                                              SUNAMERICA SERIES TRUST:
In addition, the SEC maintains a              MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
website (http://www.sec.gov) that             - Global Equities Portfolio
contains the SAI, materials                   - Alliance Growth Portfolio
incorporated by reference and other           - Growth-Income Portfolio
information filed electronically with         MANAGED BY DAVIS SELECTED ADVISERS, L.P.
the SEC by Anchor National.                   - Venture Value Portfolio
                                              - Real Estate Portfolio
ANNUITIES INVOLVE RISKS, INCLUDING            MANAGED BY FEDERATED INVESTORS
POSSIBLE LOSS OF PRINCIPAL. ANNUITIES         - Federated Value Portfolio
ARE NOT A DEPOSIT OR OBLIGATION OF,           - Utility Portfolio
OR GUARANTEED OR ENDORSED BY, ANY             - Corporate Bond Portfolio
BANK. THEY ARE NOT FEDERALLY INSURED          MANAGED BY FIRST AMERICAN ASSET MANAGEMENT
BY THE FEDERAL DEPOSIT INSURANCE              - Equity Income Portfolio
CORPORATION, THE FEDERAL RESERVE              - Equity Index Portfolio
BOARD OR ANY OTHER AGENCY.                    - Small Company Value Portfolio
                                              MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/
                                              GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
                                              - Asset Allocation Portfolio
                                              - Global Bond Portfolio
                                              MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
                                              - International Diversified Equities Portfolio
                                              - Worldwide High Income Portfolio
                                              MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
                                              - Putnam Growth Portfolio
                                              - International Growth and Income Portfolio
                                              - Emerging Markets Portfolio
                                              MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
                                              - Aggressive Growth Portfolio
                                              - "Dogs" of Wall Street Portfolio
                                              - SunAmerica Balanced Portfolio
                                              - High-Yield Bond Portfolio
                                              - Cash Management Portfolio


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION

                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

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
 GLOSSARY.............................................     3

 FEE TABLES...........................................     4
 Owner Transaction Expenses...........................     4
 Annual Separate Account Expenses.....................     4
 The Income Protector Expense.........................     4
 Portfolio Expenses...................................     4

 EXAMPLES.............................................     5

 THE POLARIS PLUS VARIABLE ANNUITY....................     7

 PURCHASING A POLARIS PLUS VARIABLE ANNUITY...........     7
 Allocation of Purchase Payments......................     8
 Accumulation Units...................................     8
 Free Look............................................     8

 INVESTMENT OPTIONS...................................     8
 Variable Portfolios..................................     8
     Anchor Series Trust..............................     9
     SunAmerica Series Trust..........................     9
 Fixed Account Options................................     9
 Market Value Adjustment ("MVA")......................    10
 Transfers During the Accumulation Phase..............    10
 Dollar Cost Averaging................................    11
 Asset Allocation Rebalancing.........................    11
 Voting Rights........................................    12
 Substitution.........................................    12

 ACCESS TO YOUR MONEY.................................    12
 Withdrawal Restrictions..............................    12
 Systematic Withdrawal Program........................    13
 Loans................................................    13
 Minimum Contract Value...............................    13

 DEATH BENEFIT........................................    13

 EXPENSES.............................................    14
 Insurance Charges....................................    14
 Withdrawal Charges...................................    14
 Exceptions to Withdrawal Charge......................    14
 Investment Charges...................................    14
 Transfer Fee.........................................    14
 Premium Tax..........................................    14
 Income Taxes.........................................    14
 Reduction or Elimination of Charges and Expenses, and
   Additional Amounts Credited........................    15
 INCOME OPTIONS.......................................    15
 Annuity Date.........................................    15
 Income Options.......................................    15
 Fixed or Variable Income Payments....................    16
 Income Payments......................................    16
 Transfers During the Income Phase....................    16
 Deferment of Payments................................    16
 The Income Protector.................................    16

 TAXES................................................    19
 Annuity Contracts in General.........................    19
 Tax Treatment of Distributions -
   Qualified Contracts................................    19
 Section 403(b) Plans.................................    19
 Tax Treatment of Distributions -
   Non-Qualified Contracts............................    20
 Minimum Distributions................................    20
 Diversification......................................    20

 PERFORMANCE..........................................    20

 OTHER INFORMATION....................................    20
 The Separate Account.................................    21
 The General Account..................................    21
 Distribution of the Contract.........................    21
 Administration.......................................    21
 Year 2000............................................    21
 Legal Proceedings....................................    22
 Custodian............................................    22
 Additional Information...............................    22

 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL
 INFORMATION..........................................    22

 APPENDIX A -- PREMIUM TAXES..........................   A-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S) - The person(s) on whose life (lives) we base annuity payments. For a contract issued pursuant to IRC Section 403(b), the Participant must be the Annuitant.

ANNUITY DATE - The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS - A measurement we use to calculate the mount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY (IES) - The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.


COMPANY - Anchor National Life Insurance Company, Anchor National, We, Us, the insurer that issues this contract.


CONTRACT - The variable annuity contract issued by Anchor National Life Insurance Company ("Anchor National"). This includes any applicable group master contract, certificate and endorsement.

CONTRACTHOLDER - The party named as the Contractholder on the annuity Contract issued by Anchor National. The Contractholder may be an Employer, a retirement plan trust, an association or any other entity allowed under the law.

EMPLOYER - The organization specified in the Contract which offers the Plan to its employees.

INCOME PHASE - The period during which we make annuity payments to you.

IRC - The Internal Revenue Code of 1986, as amended, and all regulations thereto.

IRS - The Internal Revenue Service.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

PARTICIPANT - An employee or other person affiliated with the Contractholder on whose behalf an account is maintained under the terms of the Contract.

PLAN - A retirement program offered by an Employer to its employees for which a Contract is used to accumulate funds.


VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Portfolio has its own investment objective and is invested in the underlying investments of the Anchor Series Trust or the SunAmerica Series Trust.


PURCHASE PAYMENTS - The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

TRUSTS - Refers to the Anchor Series Trust and the SunAmerica Series Trust collectively.

TSA - A tax sheltered annuity, one issued in accordance with the provisions of
Section 403(b) of the IRC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   FEE TABLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES
WITHDRAWAL CHARGE (AS A PERCENTAGE OF PURCHASE PAYMENTS)

   YEARS:       1     2     3     4     5     6     7
Schedule A*      6%  6  %  5  %  5  %  4  %  0  %    0%
Schedule B**     6%  6  %  5  %  5  %  4  %  4  %    0%


 * This Withdrawal Charge schedule applies to participants who reach normal retirement or are separated from service at the time of contract issue.

** This Withdrawal Charge schedule applies to all other participants. THE INCOME PROTECTOR EXPENSE

(THE PLUS AND MAX FEATURES ARE OPTIONAL AND IF ELECTED THE FEE IS DEDUCTED ANNUALLY FROM CONTRACT VALUE)


         THE INCOME PROTECTOR             FEE AS A PERCENTAGE OF YOUR
             ALTERNATIVES                     INCOME BENEFIT BASE
         --------------------             ---------------------------
Income Protector Base..................               0%
Income Protector Plus..................              .15%
Income Protector Max...................              .30%

ANNUAL SEPARATE ACCOUNT EXPENSES
(AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)

  Mortality and Expense Risk Charge Insurance Charge......  1.25%
                                                            -----
      TOTAL SEPARATE ACCOUNT EXPENSES                       1.25%
                                                            =====

                               PORTFOLIO EXPENSES

                              ANCHOR SERIES TRUST
(AS A PERCENTAGE OF AVERAGE NET ASSETS FOR THE TRUST'S TWELVE-MONTH PERIOD ENDED
                               NOVEMBER 30, 1997)

                                                              MANAGEMENT         OTHER        TOTAL ANNUAL
                         PORTFOLIO                                FEE          EXPENSES         EXPENSES
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Capital Appreciation                                              .65%            .06%             .71%
-----------------------------------------------------------------------------------------------------------
Growth                                                            .72%            .06%             .78%
-----------------------------------------------------------------------------------------------------------
Government and Quality Bond                                       .62%            .09%             .71%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

                            SUNAMERICA SERIES TRUST
(AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER REIMBURSEMENT OR WAIVER OF EXPENSES
                       FOR THE TRUST'S FISCAL YEAR ENDED
                               NOVEMBER 30, 1997)


                                                              MANAGEMENT         OTHER        TOTAL ANNUAL
                         PORTFOLIO                                FEE          EXPENSES         EXPENSES
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Emerging Markets****                                             1.25%            .65%            1.90%*
-----------------------------------------------------------------------------------------------------------
International Diversified Equities                               1.00%            .35%            1.35%
-----------------------------------------------------------------------------------------------------------
Global Equities                                                   .76%            .19%             .95%
-----------------------------------------------------------------------------------------------------------
International Growth and Income****                              1.00%            .60%            1.60%*
-----------------------------------------------------------------------------------------------------------
Aggressive Growth                                                 .76%            .14%             .90%
-----------------------------------------------------------------------------------------------------------
Small Company Value***                                           1.00%            .40%            1.40%
-----------------------------------------------------------------------------------------------------------
Real Estate****                                                   .80%            .45%            1.25%*
-----------------------------------------------------------------------------------------------------------
Putnam Growth                                                     .83%            .08%             .91%
-----------------------------------------------------------------------------------------------------------
Alliance Growth                                                   .59%            .06%             .65%
-----------------------------------------------------------------------------------------------------------
"Dogs" of Wall Street**                                           .60%            .25%             .85%*
-----------------------------------------------------------------------------------------------------------
Venture Value                                                     .74%            .05%             .79%
-----------------------------------------------------------------------------------------------------------
Federated Value                                                   .80%            .23%            1.03%
-----------------------------------------------------------------------------------------------------------
Growth-Income                                                     .60%            .05%             .65%
-----------------------------------------------------------------------------------------------------------
Equity Index***                                                   .40%            .15%             .55%
-----------------------------------------------------------------------------------------------------------
Utility****                                                       .75%            .30%            1.05%
-----------------------------------------------------------------------------------------------------------
Equity Income***                                                  .65%            .30%             .95%
-----------------------------------------------------------------------------------------------------------
Asset Allocation                                                  .61%            .07%             .68%
-----------------------------------------------------------------------------------------------------------
SunAmerica Balanced                                               .74%            .26%            1.00%
-----------------------------------------------------------------------------------------------------------
Worldwide High Income                                            1.00%            .10%            1.10%
-----------------------------------------------------------------------------------------------------------
High-Yield Bond                                                   .66%            .09%             .75%
-----------------------------------------------------------------------------------------------------------
Corporate Bond                                                    .70%            .21%             .91%
-----------------------------------------------------------------------------------------------------------
Global Bond                                                       .72%            .18%             .90%
-----------------------------------------------------------------------------------------------------------
Cash Management                                                   .54%            .09%             .63%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


   * Annualized.

  ** Contracts offering sales of the "Dogs" of Wall Street Portfolio did not begin until April 1, 1998. The percentages are estimated amounts for the current fiscal year.

 *** As of the date of this prospectus, the sale of contracts offering the Small
     Company Value, Equity Index and Equity Income Portfolios has not begun. The percentages are based on estimated amounts for the current fiscal year.


**** We estimate that absent fee waivers or reimbursement of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Utility (1.24%); Emerging Markets (2.60%); International Growth and Income (2.02%); and Real Estate (1.36%).


     THE ABOVE PORTFOLIO EXPENSES WERE PROVIDED BY THE TRUSTS. WE HAVE NOT
            INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You will pay the following expenses on a $1,000 investment in each Portfolio, assuming a 5% annual return on assets and:


        (a) Surrender of the contract at the end of the stated time period under schedule A* or B**;


        (b) If the contract is not Surrendered or is annuitized.+



                         PORTFOLIO                             1 YEAR     3 YEARS
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Capital Appreciation                                          (a) $80     (a) $112
                                                              (b) $20     (b) $ 62
----------------------------------------------------------------------------------
Growth                                                        (a) $81     (a) $114
                                                              (b) $21     (b) $ 64
----------------------------------------------------------------------------------
Government and Quality Bond                                   (a) $80     (a) $112
                                                              (b) $20     (b) $ 62
----------------------------------------------------------------------------------
Emerging Markets                                              (a) $92     (a) $147
                                                              (b) $32     (b) $ 97
----------------------------------------------------------------------------------
International Diversified Equities                            (a) $86     (a) $131
                                                              (b) $26     (b) $ 81
----------------------------------------------------------------------------------
Global Equities                                               (a) $82     (a) $119
                                                              (b) $22     (b) $ 69
----------------------------------------------------------------------------------
International Growth and Income                               (a) $89     (a) $138
                                                              (b) $29     (b) $ 88
----------------------------------------------------------------------------------
Aggressive Growth                                             (a) $82     (a) $117
                                                              (b) $22     (b) $ 67
----------------------------------------------------------------------------------
Small Company Value                                           (a) $87     (a) $132
                                                              (b) $27     (b) $ 82
----------------------------------------------------------------------------------
Real Estate                                                   (a) $85     (a) $128
                                                              (b) $25     (b) $ 78
----------------------------------------------------------------------------------
Putnam Growth                                                 (a) $82     (a) $118
                                                              (b) $22     (b) $ 68
----------------------------------------------------------------------------------
Alliance Growth                                               (a) $79     (a) $110
                                                              (b) $19     (b) $ 60
----------------------------------------------------------------------------------
"Dogs" of Wall Street                                         (a) $81     (a) $116
                                                              (b) $21     (b) $ 66
----------------------------------------------------------------------------------
Venture Value                                                 (a) $81     (a) $114
                                                              (b) $21     (b) $ 64
----------------------------------------------------------------------------------
Federated Value                                               (a) $83     (a) $121
                                                              (b) $23     (b) $ 71
----------------------------------------------------------------------------------
Growth-Income                                                 (a) $79     (a) $110
                                                              (b) $19     (b) $ 60
----------------------------------------------------------------------------------
Equity Index                                                  (a) $78     (a) $106
                                                              (b) $18     (b) $ 56
----------------------------------------------------------------------------------

                         PORTFOLIO                             1 YEAR     3 YEARS
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Utility                                                       (a) $83     (a) $122
                                                              (b) $23     (b) $ 72
----------------------------------------------------------------------------------
Equity Income                                                 (a) $78     (a) $107
                                                              (b) $18     (b) $ 59
----------------------------------------------------------------------------------
Asset Allocation                                              (a) $80     (a) $111
                                                              (b) $20     (b) $ 61
----------------------------------------------------------------------------------
SunAmerica Balanced                                           (a) $83     (a) $120
                                                              (b) $23     (b) $ 70
----------------------------------------------------------------------------------
Worldwide High Income                                         (a) $84     (a) $123
                                                              (b) $24     (b) $ 73
----------------------------------------------------------------------------------
High-Yield Bond                                               (a) $80     (a) $113
                                                              (b) $20     (b) $ 63
----------------------------------------------------------------------------------
Corporate Bond                                                (a) $82     (a) $118
                                                              (b) $22     (b) $ 68
----------------------------------------------------------------------------------
Global Bond                                                   (a) $82     (a) $117
                                                              (b) $22     (b) $ 67
----------------------------------------------------------------------------------
Cash Management                                               (a) $79     (a) $109
                                                              (b) $19     (b) $ 59
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------


  * See Page 4 above for an explanation of Schedule A.

 ** See Page 4 above for an explanation of Schedule B.


  + We do not currently charge a surrender charge upon annuitization, unless the contract is annuitized under the Income Protector program. We will assess any applicable surrender charges upon annuitizations effected using the Income Protector program as if you fully surrender your contract.

EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you would incur directly and indirectly by investing in the contract.

2. For certain Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the lesser of the maximum allowed by any applicable state expense limitations or the following percentages of each Portfolio's average net assets: SunAmerica Balanced (1.00%); Equity Index (.55%); Equity Income (.95%);"Dogs" of Wall Street (.85%); Aggressive Growth (.90%); Federated Value (1.03%); Utility (1.05%); Emerging Markets (1.90%); Small Company Value (1.40%); International Growth and Income (1.60%); and Real Estate (1.25%). The adviser also may voluntarily waive or reimburse additional amounts to increase a Portfolio's investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within two years after such waivers or reimbursements are granted, provided that the Portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.


3. The Examples assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Examples. In addition, the examples do not reflect the fees associated with the optional Income Protector Plus and Max features. SEE INCOME OPTIONS ON PAGE 15.



4. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


    AS OF THE DATE OF THIS PROSPECTUS SALES OF THIS CONTRACT HAD NOT BEGUN, THEREFORE NO CONDENSED FINANCIAL INFORMATION APPEARS IN THIS PROSPECTUS.

----------------------------------------------------------------
----------------------------------------------------------------

                       THE POLARIS PLUS VARIABLE ANNUITY

----------------------------------------------------------------
----------------------------------------------------------------

We issue Polaris Plus, a group Contract to a Contractholder (usually your employer) for the benefit of the Participants in the group (you and other employees in the group), under Section 403(b) of the IRC. As a Participant in the group, you will receive a certificate that evidences your ownership. When you see the term Contract in this prospectus we are referring to your certificate. In some states we issue a Contract directly to you instead of a certificate. Such contracts are identical to the contracts described in this prospectus, except we issue it to you directly.


An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides certain benefits. You should decide whether the benefits are right for you. Among other features the contract offers:



     - Investment Options: Various investment options available in one contract, including both variable and fixed rate investing.

     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: If elected, you receive a stream of income for your lifetime or another available period you select.

We developed this variable annuity to help you contribute to your retirement savings. Your contributions may come from payroll deductions arranged through your employer and/or from direct transfers or direct rollovers from other retirement savings plans.


This Contract has two stages, the Accumulation Phase and the Income Phase. Your Contract is in the Accumulation Phase when you make payments into the Contract. The Income Phase begins when you request that we start making income payments to you out of the money accumulated in your Contract.



The Contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance which varies with market conditions. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your Contract depends on the performance of the Portfolios in which you invest. This Contract currently offers 26 variable investment Portfolios.


The Contract also offers several fixed account options for varying time periods. Fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in the Contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.


For more information on investment options available under this contract SEE INVESTMENT OPTIONS ON PAGE 8.



Anchor National is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of SunAmerica Inc., a Maryland corporation.


----------------------------------------------------------------
----------------------------------------------------------------

                   PURCHASING A POLARIS PLUS VARIABLE ANNUITY

----------------------------------------------------------------
----------------------------------------------------------------


A Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in your contract after purchase is a subsequent Purchase Payment. You make payments into your Contract in two ways:



- salary reduction contributions, arranged through your employer; and/or

- direct transfer or direct rollover from an existing retirement plans.



If you enter into a salary reduction agreement with your employer to make Purchase Payments, there is no minimum initial payment. If you do not establish such a salary reduction agreement, and only contribute through direct transfer or direct rollover, the minimum initial Purchase Payment is $2,000.



You must have prior Company approval before we can accept Purchase Payments greater than $1,000,000. We may refuse any Purchase Payment.



In general, for Qualified contracts we will not issue you a contract if you are age 70 1/2 or older, unless you certify that the minimum distributions required by the IRS are being made. Upon proof satisfactory to Us that minimum distribution requirements are being satisfied or are not yet required, we may issue you a contract prior to your reaching age 80.



ALLOCATION OF PURCHASE PAYMENTS



We invest your Purchase Payments in the fixed and variable investment options according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. SEE INVESTMENTS OPTIONS ON PAGE 8.



In order to issue your Contract, we must receive your completed enrollment form, Purchase Payment, allocation instructions and any other required paper work at our principal place of business. We allocate your initial purchase payment within two days of receiving it. If we do not have the complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your Contract within 5 business days we will:



     - Send your money back to you, or;



     - Ask your permission to keep your money until we get the information necessary to issue the Contract.



ACCUMULATION UNITS



The value of the variable portion of your Contract will go up and down dependent on the investment performance of the Portfolios you choose. To calculate the value of your Contract, we use a measure called an Accumulation Unit.



We calculate the value of an Accumulation Unit each day that the New York Stock Exchange ("NYSE") is open, as follows:



     1. We determine the total value of money invested in a particular
        Portfolio;



     2. We subtract from that amount all applicable contract charges; and



     3. We divide this amount by the number of outstanding Accumulation Units.



When you make a Purchase Payment, we credit your Contract with Accumulation Units. We determine the number of Accumulation Units credited by dividing the Purchase Payment by the Accumulation Unit value for the specific Portfolio.



     EXAMPLE:



     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your Contract on Wednesday night with 2252.25 Accumulation Units for the Global Bond Portfolio.



Performance of the Portfolios in which you are invested and the charges and expenses under your contract affect your Accumulation Unit values. These factors may cause the value of your Contract to go up or down.



FREE LOOK



You may cancel your Contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the Contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299. We will refund to you the value of your Contract on the day we receive your request. The amount refunded to you may be more or less than the amount you originally invested.



Certain states (and all contracts issued as IRAs) require us to return your Purchase Payments upon a free look request. With respect to those contracts, we reserve the right to put your money in the Cash Management Portfolio or the 1-year fixed account option during the free look period. If you cancel your Contract during the free look period, we return your Purchase Payments or the value of your Contract, whichever is larger. At the end of the free look period, we reallocate your money according to your instructions.


----------------------------------------------------------------
----------------------------------------------------------------

                               INVESTMENT OPTIONS

----------------------------------------------------------------
----------------------------------------------------------------


VARIABLE PORTFOLIOS



The Contract currently offers 26 variable investment Portfolios. These Portfolios invest in shares of the Anchor Series Trust and the SunAmerica Series Trust (the "Trusts"). Additional Portfolios may be available in the future. These Portfolios operate similarly to a mutual fund but are only available through the purchase of certain insurance contracts.



SunAmerica Asset Management Corp., an indirect wholly owned subsidiary of SunAmerica Inc., is the investment adviser to the Trusts. The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by Anchor National Life Insurance Company, and other affiliated/unaffiliated insurance companies. Neither Anchor

National nor the Trusts believe that offering shares of the Trusts in this manner is disadvantageous to you. The fund's management monitors the Trusts for any conflicts between contract owners.


The Portfolios along with their respective subadvisers are listed below:

     ANCHOR SERIES TRUST

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust Portfolios. Anchor Series Trust has Portfolios in addition to those listed below which are not available for investment under the contract. The 3 available Portfolios are:

  MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP

       - Capital Appreciation Portfolio
       - Growth Portfolio
       - Government and Quality Bond Portfolio

     SUNAMERICA SERIES TRUST

Various subadvisers provide investment advice for the SunAmerica Series Trust Portfolios. The 23 Portfolios and the subadvisers are:

  MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.

       - Global Equities Portfolio
       - Alliance Growth Portfolio
       - Growth-Income Portfolio

  MANAGED BY DAVIS SELECTED ADVISERS, L.P.

       - Venture Value Portfolio
       - Real Estate Portfolio

  MANAGED BY FEDERATED INVESTORS

       - Federated Value Portfolio
       - Utility Portfolio
       - Corporate Bond Portfolio

  MANAGED BY FIRST AMERICAN ASSET MANAGEMENT

       - Equity Income Portfolio
       - Equity Index Portfolio
       - Small Company Value Portfolio

  MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/GOLDMAN
  SACHS ASSET MANAGEMENT INTERNATIONAL

       - Asset Allocation Portfolio
       - Global Bond Portfolio

  MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.

       - International Diversified Equities Portfolio
       - Worldwide High Income Portfolio

  MANAGED BY PUTNAM INVESTMENT MANAGEMENT

       - Putnam Growth Portfolio
       - International Growth and Income Portfolio
       - Emerging Markets Portfolio

  MANAGED BY SUNAMERICA ASSET MANAGEMENT, INC.

       - Aggressive Growth Portfolio
       - "Dogs" of Wall Street Portfolio
       - SunAmerica Balanced Portfolio
       - High-Yield Bond Portfolio
       - Cash Management Portfolio

YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND RISK FACTORS.


FIXED ACCOUNT OPTIONS



The Contract offers fixed account options; the 1, 3 and 5 year fixed market value adjustment ("MVA") accounts. In addition we have two Dollar Cost Averaging ("DCA") fixed accounts available under the contract.



The 1, 3 and 5 year MVA fixed account options and the 6 month and 1-year DCA fixed accounts are not registered under the Securities Act of 1933 and are not subject to other provisions of the Investment Company Act of 1940.



The 1, 3 and 5 year MVA fixed accounts pay interest at rates set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at Anchor National's sole discretion. We will never credit less than a 3% annual effective rate to any of the fixed investment options.



Each guarantee period may offer a different interest rate. Once established the rates for specified payments do not change during the guarantee period. The guarantee period is that period for which we credit the applicable rate (one, three or five years).



There are three scenarios in which you may put money into the MVA fixed account options. In each scenario your money may be credited a different rate of interest as follows:



       - Initial Rate: Rate credited to new purchase payments allocated to the fixed account when you purchase your contract.



       - Current Rate: Rate credited to subsequent purchase payments allocated to the fixed account.



       - Renewal Rate: Rate credited to money transferred from one fixed account to one of the Variable Portfolios or another fixed account.



Each of these rates may differ from one another. Although once declared, the applicable rate is guaranteed until the end of the calendar year in which the guarantee period expires.



When a guarantee period ends, you may leave your money in the same fixed account option. You may also reallocate your money to another fixed account option or to the Variable Portfolios. If you want to reallocate your money to a different fixed or variable investment option, you must contact us within 30 days after the end of the current interest guarantee period and instruct us how to reallocate the money.

We do not contact you. If we do not hear from you, your money will remain in the same fixed account option, where it will earn interest at the renewal rate then in effect for the fixed account option.



The DCA fixed accounts also credit a fixed rate of interest for a predetermined amount of time. The interest rate in the 1-year or 6-month DCA fixed account is credited for one year or 6 months while your investment is systematically transferred to the Variable Portfolios. The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options. See DOLLAR COST AVERAGING (below) for more information.



See your Contract for details relating to the fixed account options.



MARKET VALUE ADJUSTMENT ("MVA")



If you take money out of the 1, 3, or 5 year MVA fixed investment options before the end of the interest crediting or guarantee period, we may make an adjustment to your Contract. We call this a market value adjustment or "MVA". This market value adjustment reflects any difference in the interest rates between the time you originally place your money in the fixed investment option and the time when you withdraw or transfer that money. This adjustment can increase or decrease your Contract value. However, the market value adjustment will never result in your earning less than 3% in any particular guarantee period.



We calculate the market value adjustment by comparing the current interest rates being offered by us for subsequent Purchase Payments made to the same fixed account option and the interest rate earned in your current fixed investment option.



Generally, if interest rates drop more than one half of a percent between the time you put your money into the fixed investment options and the time you take it out, we credit a positive adjustment to your contract. Conversely, if interest rates increase during the same period, we post a negative adjustment to your contract.



Where the market value adjustment is negative, we first deduct the adjustment from any money remaining in the fixed investment option. If there is not enough money in the fixed investment option to meet the negative deduction, we deduct the remainder from your withdrawal. Where the market value adjustment is positive, we add the adjustment to your withdrawal from the fixed investment option.



Please see Appendix B for more information on how we calculate the Market Value Adjustment.


TRANSFERS DURING THE ACCUMULATION PHASE


During the Accumulation Phase you may transfer funds between the Variable Portfolios and/or the fixed account options. Funds already in your Contract cannot be transferred into the DCA fixed accounts. You must transfer at least $100 and at least $100 must remain in any Portfolio after a transfer.



You may request transfers of your account value between the Variable Portfolios and/or the fixed account options in writing or by telephone. We currently allow 15 free transfers per contract year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program count against your 15 free transfers per contract year. However, transfers resulting from your participation in the Automatic Asset Rebalancing program do not count against your 15 free transfers.



We accept transfer requests by telephone unless you tell us not to on your contract enrollment form. Additionally, in the future you may be able to execute transfers or other financial transactions over the internet.


When receiving instructions over the telephone, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone.

Upon implementation of internet account transfers we will have appropriate procedures in place to provide reasonable assurance that the transactions executed are genuine. Thus, we would not be responsible for any claim, loss or expense from any error resulting from instructions received over the internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We can limit the number of transfers in any contract year for all existing and new owners. We can also limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that:

     - Excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Portfolios; or

     - The underlying Portfolios inform us that they need to restrict the purchase or redemption of the shares because of excessive trading or because a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying Portfolios.


Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that:

     - such third party has been appointed by a court of competent jurisdiction to act on your behalf; or

     - such third party is a trustee/fiduciary for you or appointed by you to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.


For information regarding transfers during the Income Phase, SEE INCOME OPTIONS ON PAGE 15.


We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

DOLLAR COST AVERAGING


The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the Variable Portfolios. Under the program you systematically transfer a set dollar amount or percentage of investment option value from one Variable Portfolio or the 1-year fixed account option (source accounts) to any other Variable Portfolio(s). Transfers may be monthly or quarterly and count against your 15 free transfers per contract year. You may change the frequency at any time by notifying us in writing. The minimum transfer amount under the DCA program is $100, regardless of the source account.



We also offer a 6-month and a 1-year DCA fixed account exclusively to facilitate DCA of your direct transfer and/or direct rollover purchase payments. If you allocate a Purchase Payment into a DCA fixed account, we transfer all your money allocated to that account into the Variable Portfolios over the selected 6-month or 1-year period. You cannot change the option or the frequency of transfers once selected.



Any single allocation of funds placed into the 6-month DCA fixed account must be $600.00 or larger. We transfer all of your money out of the 6-month DCA fixed account to the Variable Portfolio(s) you select by the end of the six month period.



Transfers out of the 1-year DCA fixed account must be made quarterly or monthly. If you select monthly transfers the minimum amount you must place in the account is $1,200. If you select quarterly transfers the minimum amount you must place in the account is $400. The amount of each transfer from the 1-year DCA fixed account equals the total amount of money allocated to the account divided by the frequency of transfers selected.



You may terminate your DCA program at any time. If money remains in the DCA fixed accounts, we transfer the remaining money to the 1-year fixed account option, unless we receive different instructions from you. Transfers resulting from a termination of this program do not count towards your 15 free transfers.



The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.



We reserve the right to modify, suspend or terminate this program at any time.



     EXAMPLE:



     Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Aggressive Growth Portfolio over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:



-------------------------------------------
                ACCUMULATION      UNITS
   QUARTER          UNIT        PURCHASED
-------------------------------------------
      1            $ 7.50          100
      2            $ 5.00          150
      3            $10.00          75
      4            $ 7.50          100
      5            $ 5.00          150
      6            $ 7.50          100
-------------------------------------------



     You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.



ASSET ALLOCATION REBALANCING



Earnings in your Contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing program addresses this situation. At your election, we periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. You request quarterly, semi annual or annual rebalancing. Transfers resulting from your participation in this program do not count against your 15 free transfers per year.

We reserve the right to modify, suspend or terminate this program at any time.



     EXAMPLE:



     Assume that you want your initial Purchase Payment split between two Portfolios. You want 50% in the Corporate Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Corporate Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, we would sell some of your units in the Corporate Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.



VOTING RIGHTS



Anchor National is the legal owner of the Trusts' shares. However, when a Portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.



SUBSTITUTION



If Portfolios become unavailable for investment, we may be required to substitute shares of another Portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.


----------------------------------------------------------------
----------------------------------------------------------------

                              ACCESS TO YOUR MONEY

----------------------------------------------------------------
----------------------------------------------------------------


You can access money in your Contract in three ways:



     - by receiving income payments during the Income Phase, SEE INCOME OPTIONS ON PAGE 15; or



     - by taking a loan in accordance with the provisions of your Plan and/or this Contract; or



     - subject to the restrictions described below, by making a partial or total withdrawal.



We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.



Additionally, we reserve the right to defer payments for a withdrawal from a fixed account option. Such deferrals are limited to no longer than six months.



We may deduct a withdrawal charge applicable to any total or partial withdrawal, and a market value adjustment if a total or partial withdrawal comes from the 1, 3 or 5 year MVA fixed account unless the withdrawal qualifies for withdrawal charge exception. SEE INVESTMENT OPTIONS ON PAGE 8 AND EXPENSES ON PAGE 14.



We may establish certain minimum withdrawal amounts or require that a minimum amount remain in a Portfolio upon withdrawal. Please consult the Annuity Service Center for additional information. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each Variable Portfolio and each fixed account option in which you are invested.



WITHDRAWAL RESTRICTIONS



Withdrawals under Section 403(b) Contracts are subject to the limitations under
Section 403(b)(11) of the IRC and any applicable Plan document. Section 403(b) provides that salary reduction contributions deposited and earnings credited on any salary reduction contributions after December 31, 1988 may only be withdrawn upon (1) death; (2) disability; (3) reaching age 59 1/2; (4) separation from service; or (5) occurrence of a hardship. Amounts accumulated in one Section 403(b)(1) Contract may be transferred to another Section 403(b)(1) Contract or
Section 403(b)(7) custodial account without a penalty under the IRC. Amounts accumulated in a Section 403(b)(7) custodial account and deposited in a contract, will be subject to the same withdrawal restrictions as are applicable to post-1988 salary reduction contributions. For more information on these provisions. SEE TAXES ON PAGE 19.



If your Plan is subject to Title I of ERISA your withdrawal request must be authorized by the Contractholder on your behalf. All withdrawal requests will require the Contractholder's written authorization and written documentation specifying the portion of your Contract value which is available for distribution to you.



If your Plan is not subject to Title I of ERISA, you must certify to Anchor National that, one of the events listed in the IRC has occurred (and provide supporting information, if requested) and that Anchor National may rely on such representation in granting such a withdrawal request. The above does not apply to transfers to other Qualified investment alternatives. SEE TAXES ON PAGE 19. You should consult your tax adviser as well as review the provisions of any applicable Plan before requesting a withdrawal.



In addition to the restrictions noted above, a Plan may contain additional withdrawal or transfer restrictions.

Early withdrawals, as defined under Section 72(q) and 72(t) of the IRC, may be subject to 10% penalty tax.



SYSTEMATIC WITHDRAWAL PROGRAM



If you elect and the terms of your TSA and the IRC allow, then we use money in your contract to pay you monthly, quarterly, semiannual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. However, any such payments you elect to receive are subject to all applicable withdrawal charges, market value adjustments, income taxes, tax penalties and other withdrawal restrictions affecting your contract. The minimum amount of each withdrawal is $50. There must be a least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. There is no additional charge for participating in this program.



The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.



WITHDRAWAL CHARGES, MARKET VALUE ADJUSTMENTS, INCOME TAXES, TAX PENALTIES AND CERTAIN WITHDRAWAL RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE, INCLUDING SYSTEMATIC WITHDRAWALS.



LOANS



If your Plan permits, you may take a loan from your Contract during the Accumulation Period. You may apply for a loan under the contract by completing a loan application available from Anchor National. Loans are secured by a portion of your Contract value. Under certain Contracts, we may charge a one-time fee of up to $75 to set up a loan. More information about loans, including interest rates, restrictions, terms of repayment and applicable fees and charges is available in the Certificate, Endorsement and the Loan Agreement as well as from Anchor National's Annuity Service Center.



MINIMUM CONTRACT VALUE



Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.


----------------------------------------------------------------
----------------------------------------------------------------

                                 DEATH BENEFIT

----------------------------------------------------------------
----------------------------------------------------------------


If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. The death benefit equals the greater of:



     1. Total Purchase Payments minus total withdrawals (and any fees and charges applicable to those withdrawals) at the time we receive satisfactory proof of death, or;



     2. Contract Value at the time we receive satisfactory proof of death.



We do not pay the death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase, your Beneficiary receives any remaining guaranteed income payments in accordance with the income option you selected. SEE INCOME OPTIONS ON PAGE 15.



You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. Plans subject to Title 1 of ERISA may impose additional restrictions on beneficiary designation which are discussed in the Beneficiary Designation Form.



We pay the death benefit when we receive satisfactory proof of death. We consider the following satisfactory proof of death:



     1. a certified copy of the death certificate; or



     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or



     3. a written statement by a medical doctor who attended the deceased at the time of death; or



     4. any other proof satisfactory to us.



We may require additional proof before we pay the death benefit.



The death benefit payment must begin immediately upon receipt of all necessary documents. In any event, the death benefit must be paid by December 31 of the calendar year containing the fifth anniversary of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin on or before December 31 of the calendar year immediately following the year of your death.



If the Beneficiary is the Participant's surviving spouse, the surviving spouse may elect to receive the entire death benefit in equal or substantially equal payments over their life or over a period not longer than their life expectancy, commencing at any date prior to the later of:



      (i) December 31 of the calendar year immediately following the calendar year in which the Participant died, and



     (ii) December 31 of the calendar year in which the Participant would have attained age 70 1/2.

----------------------------------------------------------------
----------------------------------------------------------------

                                    EXPENSES

----------------------------------------------------------------
----------------------------------------------------------------


There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase these fees and charges under your contract. Some states may require that we charge less than the amounts described below.



INSURANCE CHARGES



The amount of the insurance charge is 1.25% annually of the value of your contract invested in the Variable Portfolios. We deduct this charge daily.


The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

WITHDRAWAL CHARGES


A withdrawal charge applies against each Purchase Payment you put into the contract if you seek withdrawal of that payment prior to the end of the fifth or sixth year it has been in the contract. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The applicable withdrawal charge schedule depends on your employment status at the time your contract is issued.


RETIRED OR SEPARATED FROM SERVICE AT CONTRACT ISSUE
(SCHEDULE A)

----------------------------------------------------------------
               Year                  1    2    3    4    5    6
----------------------------------------------------------------
        WITHDRAWAL CHARGE           6%   6%   5%   5%   4%   0%
----------------------------------------------------------------

EMPLOYED AT CONTRACT ISSUE
(SCHEDULE B)

----------------------------------------------------------------
            Year                1    2    3    4    5    6    7
----------------------------------------------------------------
      WITHDRAWAL CHARGE        6%   6%   5%   5%   4%   4%   0%
----------------------------------------------------------------

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you withdraw all of your contract value, we deduct any applicable withdrawal charge from the amount withdrawn.

We calculate charges due on a total withdrawal on the day after we receive your request and your contract. We return your contract value less any applicable fees and charges. However, you will not receive the benefit of any available free withdrawal amounts if you make a complete withdrawal of your contract.

EXCEPTIONS TO WITHDRAWAL CHARGE

A withdrawal charge is not applicable to withdrawals requested in the following situations:


     - Annuitization (except if under the Income Protector Program) SEE ANNUITY INCOME OPTIONS ON PAGE 15;


     - Death Benefits, SEE DEATH BENEFIT ON PAGE 13;

     - After your 10th contract anniversary;

     - If you are subject to withdrawal charge Schedule A, 15% of your Purchase Payments each contract year;


     - Disability occurring after contract issue;


     - Hardship occurring after contract issue;


     - Normal retirement occurring after contract issue;


     - Separation from service occurring after contract issue.



Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES ON PAGE 19.


INVESTMENT CHARGES


Charges are deducted from your Variable Portfolios for the advisory and other expenses of the Portfolios. THE FEE TABLES LOCATED ON PAGE 4 illustrate these charges and expenses. For more detailed information on these investment charges, refer to the prospectuses for the Trusts, enclosed or attached.


TRANSFER FEE


We currently permit 15 free transfers between investment options, every year. We may charge you $25 for each transfer over 15 in any one year ($10 in Pennsylvania and Texas). SEE INVESTMENT OPTIONS ON PAGE 8.


PREMIUM TAX

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you make a full withdrawal or annuitize the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.


APPENDIX A provides more information about premium taxes.


INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make a similar determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

----------------------------------------------------------------
----------------------------------------------------------------

                                 INCOME OPTIONS

----------------------------------------------------------------
----------------------------------------------------------------


ANNUITY DATE



During the Income Phase, the money in your contract is used to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary, or sooner if the Company waives this two year requirement. You select the month and year in which you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your income option.



Generally, for Qualified contracts, the Annuity Date may be any day after you reach age 59 1/2 but not later than age 75. However, you may be required to begin taking minimum distributions by April 1 following the later of, the year in which you turn age 70 1/2 or the calendar year in which you retire. SEE TAXES ON PAGE 19.



For Non-qualified contracts, income payments must begin on or before your 90th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on the latest allowable date. Certain states may require your income payments to start earlier.



Under Section 403(b) of the IRC, an income payment is considered a withdrawal. Therefore, IRC withdrawal restrictions limit the time at which income payments may begin. SEE ACCESS TO YOUR MONEY ON PAGE 12.



If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.



INCOME OPTIONS



Currently, this contract offers 5 income options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to option 3.



We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. Under a TSA you, as the Participant, are always the Annuitant. UNDER CERTAIN QUALIFIED CONTRACTS THE INCOME OPTION YOU SELECT MAY NOT EXCEED YOUR LIFE EXPECTANCY.



     OPTION 1 - LIFE INCOME ANNUITY



This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.



     OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY



This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.



     OPTION 3 - JOINT AND SURVIVOR LIFE ANNUITY WITH


     10 YEARS GUARANTEED



This option is similar to option 2 above, with an additional guarantee of income payments for at least 10 years. If the Annuitant and the Survivor die before all of the guaranteed income payments have been made, the remaining payments are made to the Beneficiary under your contract.



     OPTION 4 - LIFE ANNUITY WITH 10, 15 OR 20 YEARS GUARANTEED



This option is similar to option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10, 15 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your contract.



     OPTION 5 - INCOME FOR A SPECIFIED PERIOD



This option provides annuity income payments for a period ranging from 5 to 30 years. If the Annuitant dies before all of the guaranteed income payments are made, the remaining income payments will be made to the Beneficiary for the rest of the selected number of years.

FIXED OR VARIABLE INCOME PAYMENTS



You can choose income payments that are fixed, variable or both. If at the date when income payments begin you are invested in the Variable Portfolios only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable. If income payments are fixed, Anchor National guarantees the amount of each payment. If the income payments are variable the amount is not guaranteed.



INCOME PAYMENTS



Your income payments will vary if you are invested in the Variable Portfolios after the Annuity Date depending on four things:



     - for life options, your age when payments begin, and;



     - the value of your contract in the Variable Portfolios on the Annuity Date, and;



     - the 3.5% assumed investment rate used in the annuity table for the contract, and;



     - the performance of the Portfolios in which you are invested during the time you receive income payments.



If you are invested in both the fixed account options and the Variable Portfolios after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.



We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.



TRANSFERS DURING THE INCOME PHASE



If you are invested in the Variable Portfolios during the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.



DEFERMENT OF PAYMENTS



We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.



Please read the Statement of Additional Information ("SAI") for a more detailed discussion of the income options.



THE INCOME PROTECTOR



This feature provides a future "safety net" in the event that, when you choose to begin receiving income payments, your contract has not performed within a historically anticipated range. The Income Protector feature offers you the ability to receive a guaranteed fixed minimum retirement income upon annuitization. With the Income Protector you can know the level of minimum income that will be available to you if, when you chose to retire, down markets have negatively impacted your contract value. To annuitize using this feature you must follow the appropriate steps set forth below.



The Income Protector provides three alternative levels of minimum retirement income. The Base Income Protector is a standard feature of all Polaris Plus contracts issued after December 10, 1998, if the feature is available for sale in your state. There is no additional charge associated with the Base feature. If elected, The Income Protector Plus and Income Protector Max alternatives can provide increased levels of minimum guaranteed income. We charge a fee for each of these alternatives. The amount of the fee and how to select an alternative level of income protection, if that is appropriate for you, is described below.



     HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME



We base the amount of minimum income available to you if you annuitize using the Income Protector upon a calculation we call the Income Benefit Base. At the time your participation in the Income Protector program becomes effective, your Income Benefit Base is equal to your Contract value. For the Base, participation is effective on the date of issue of your Contract. For the Plus or Max alternatives, participation is effective on either the date of issue of the Contract (if elected) or at the contract anniversary following your election of the Plus or Max alternative.



The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the Variable Portfolios in which you invest.



Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your Contract. The exact Income Benefit Base calculation is equal to (a) plus (b) minus (c) where:



     (a) is,



          - for the first year of calculation, your contract value on the date your participation in the program becomes effective, and;



          - for each subsequent year of calculation, the Income Benefit Base on the prior contract anniversary, and;

     (b) is the sum of all subsequent Purchase Payments made into the contract since the last contract anniversary, and;



     (c) is all withdrawals and applicable fees and charges since the last contract anniversary, in an amount proportionate to the amount by which such withdrawals decreased your contract value.



For the Plus or Max alternatives, the Income Benefit Base accumulates at one of the following annual growth rates from the date your election in the alternative becomes effective through your Income Benefit Date (see below):



----------------------------------------------------
             Alternative                Growth Rate
----------------------------------------------------
      The Income Protector Plus          3.25%
----------------------------------------------------
       The Income Protector Max          6.50%
----------------------------------------------------



The growth rates for the Plus or Max features cease on the contract anniversary following the Annuitant's 90th birthday.



     CHOOSING THE APPROPRIATE LEVEL OF PROTECTION FOR YOU



If you decide that you want the protection offered by the Income Protector Plus or Max feature, you must elect the alternative by completing the Income Protector Election Form available through our Annuity Service Center. You may only elect one of the alternatives and you can never change your election once made. Your Income Benefit Base will begin accumulating at the applicable growth rate on the contract anniversary following our receipt of your completed election form. In order to obtain the benefit of the Plus or Max alternative you may not begin the Income Phase for at least seven years following your election of the Plus or Max feature. Thus, you must make your election prior to the later of:



     - your 83rd birthday, or



     - your 3rd contract anniversary.



     STEP-UP OF YOUR INCOME BENEFIT BASE



If you have elected to pay for the higher levels of protection available through the Income Protector Plus or Max, you may also have the opportunity to "Step-Up" your Income Benefit Base. The Step-Up feature allows you to increase your Income Benefit Base to the amount of your contract value on your contract anniversary. You can only elect to Step-Up within the 30 days before your next contract anniversary. A seven year waiting period required prior to electing annuity payments through the Income Protector is restarted if you step-up your Income Benefit Base. Thus, your last opportunity to step up is the later of :



     - your 83rd birthday, or



     - your 3rd contract anniversary.



You must complete the Income Protector Election Form to effect a Step-Up. The form is available from our Annuity Service Center.



     ELECTING TO RECEIVE INCOME PAYMENTS



You may elect to begin the Income Phase of your contract using the Income Protector Program ONLY within the 30 days after the seventh or later contract anniversary following the later of,



     - the effective date of your Income Protector participation, or



     - the contract anniversary of your most recent Step-Up.



The contract anniversary of, or prior to, your election to begin receiving annuity payments is your Income Benefit Date. This is the date as of which we calculate your Income Benefit Base to use in determining your guaranteed minimum fixed retirement income. To arrive at the minimum guaranteed retirement income available to you we apply the annuity rates stated in your Income Protector Endorsement for the annuity option you select to your final Income Benefit Base. You then choose if you would like to receive that income annually, quarterly or monthly for the time guaranteed under your selected annuity option. Your final Income Benefit Base is equal to (a) minus (b) where:



     (a) is your Income Benefit Base as your Income Benefit Date, and;



     (b) is any partial withdrawals of contract value and any charges applicable to those withdrawals and any withdrawal charges otherwise applicable, calculated as if you fully surrender your contract as of the Income Benefit Date, and any applicable premium taxes.



The annuity options available when using the Income Protector Program to receive your fixed retirement income are:



     - Life Annuity with 10 Year Period Certain, or



     - Joint and 100% Survivor Annuity with 20 Year Period Certain



At the time you elect to begin receiving annuity payments, we will calculate your annual income using both your final Income Benefit Base and your contract value. We will use the same income option for each calculation, however, the annuity factors used to calculate your income under the Income Protector will be different. You will receive whichever provides a greater stream of income. If you annuitize using the Income Protector your income payments will be fixed in amount. You are not required to use the Income Protector to receive income payments. However, we will not refund fees paid for the Income Protector if you annuitize under the general provisions of your contract. YOU MAY NEVER NEED TO RELY UPON THE INCOME PROTECTOR, IF YOUR CONTRACT

PERFORMS WITHIN A HISTORICALLY ANTICIPATED RANGE. HOWEVER, PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.



     FEES ASSOCIATED WITH THE INCOME PROTECTOR



The Base Income Protector is a standard feature of your Contract at no extra charge. If you elect the Income Protector Plus or Max, we charge a fee, as follows:



-------------------------------------------------------
                                        Fee As a % of
                                        Your Income
              Alternative                Benefit Base
-------------------------------------------------------
         Income Protector Plus            .15%
-------------------------------------------------------
         Income Protector Max             .30%
-------------------------------------------------------



Since the Income Benefit Base is only a calculation and does not provide a Contract value, we deduct the fee from your actual Contract value beginning on the Contract anniversary on which your participation in the program becomes effective.



After a Step-Up, the fee for the Income Protector Max or Plus will be based on your Stepped-Up Income Benefit Base, and will be deducted from your contract value beginning on the effective date of the step-up.



If your Contract is issued with the Income Protector program, and you elect the Plus or Max alternative (either at Contract issue or some later date) we begin deducting the annual fee for the Plus or Max alternative on the Contract anniversary when your alternative election becomes effective. If your Contract is not issued with the Income Protector program and you elect the Plus or Max alternative at some later date, we begin deducting the annual fee on the Contract anniversary following the date on which your participation in the program becomes effective.



It is important to note that once you elect either alternative, you may not cancel your election. We will deduct the charge from your Contract value on every Contract anniversary up to and including your Income Benefit Date. Additionally, we deduct the full annual fee from any full surrender of your Contract requested prior to your Contract anniversary based on the Income Benefit Base at time of surrender.



     NOTE TO QUALIFIED CONTRACT HOLDERS



Qualified contracts generally require that you select an income option which does not exceed your life expectancy. That restriction, if it applies to you, may limit the benefit of the Income Protector program. As discussed above, in order to utilize the Income Protector you must annuitize under one of two income options. If those income options exceed your life expectancy you may be prohibited from receiving your guaranteed fixed income under the program. If you own a Qualified contract to which this restriction applies and you elect the Income Protector Max or Plus, you may pay for this guarantee and not be able to realize the benefit.



Generally,



     - for the Life Annuity with 10 Year Period Certain, you must annuitize before age 79, and



     - for the Joint and 100% Survivor Annuity with 20 Year Period Certain, both Annuitants must be 70 or younger or one of the annuitants must be 65 or younger upon annuitization. Other age combinations may be available.



You may wish to consult your tax advisor for information concerning your particular circumstances.



            HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR



This table assumes a $100,000 initial investment in a Non-qualified contract with no withdrawals, additional payments or premium taxes, no step-up; and the election of optional Income Protector alternatives at contract issue.



--------------------------------------------------------------------------------------------------------
                                                                                        INCOME
     IF AT ISSUE   MINIMUM ANNUAL INCOME IF YOU ANNUITIZE ON CONTRACT ANNIVERSARY      PROTECTOR
       YOU ARE          7               10               15               20         BENEFIT LEVEL
--------------------------------------------------------------------------------------------------------
     Male             6,108            6,672            7,716            8,832          Base
     age 60*          8,046            9,633           12,971           17,313          Plus
                      9,995           13,132           20,647           32,178          Max
--------------------------------------------------------------------------------------------------------
     Female           5,388            5,880            6,900            8,112          Base
     age 60*          7,145            8,542           11,652           15,948          Plus
                      8,876           11,646           18,548           29,641          Max
--------------------------------------------------------------------------------------------------------
     Joint**          4,716            5,028            5,544            5,928          Base
     Male -- 60       6,290            7,353            9,442           11,785          Plus
     Female -- 60     7,813           10,024           15,030           21,903          Max
--------------------------------------------------------------------------------------------------------



 * 10 year and life


** Joint and 100% survivor with 20 year certain



The Income Protector may not be available in your state. Please consult your financial adviser.

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                                     TAXES

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NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF
THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CAN NOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL


If you purchase your Contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: IRAs, TSAs, H.R. 10 Plans (referred to as Keogh Plans) as well as pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your Contract.


The IRC provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified. If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS -
QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The IRC further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the IRC for amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

SECTION 403(b) PLANS

Section 403(b) of the IRC permits the purchase of TSA by public schools and certain charitable, educational and scientific organizations described in
Section 501(c)(3) of the IRC. A qualifying Employer may make contributions to the Contract for the benefit of an employee who is a Participant, and/or the Participant may enter into a salary reduction agreement with the Participant's Employer authorizing the Employer to contribute a percentage of the Participant's salary to the Section 403(b) contract. All contributions made to a
Section 403(b) contract are subject to the limitations described in IRC Sections 402(g) regarding elective deferral amounts, 403(b)(2) regarding the maximum exclusion allowance, and 415(a)(2) and 415(c) regarding the limitations on annual additions. Most contributions to a 403(b) contract are not includible in the Participant's gross income until the Participant receives distributions from the Contract.


A Participant who makes a withdrawal from a Section 403(b) contract must declare that amount in current income, therefore it is taxed at ordinary income tax rates. In addition, Section 403(b)(11) of the IRC requires that salary reduction contributions made, and/or earnings credited on any salary reduction contributions after December 31, 1988, may not be withdrawn from the Participant's Section 403(b) contract prior to an "eligible event", such as the Participant having (1) attained age 59 1/2, (2) separated from service, (3) become disabled (as defined by the IRC), (4) died or (5) incurred a hardship (as defined by the IRC). Hardship withdrawals may not include any earnings credited after December 31, 1988 attributable to salary reduction contributions. The Internal Revenue Service has decided in Revenue Ruling 90-24 that amounts may be transferred between Section 403(b) investment vehicles as long as the transferred funds retain withdrawal restrictions at least as restrictive as that of the transferring investment vehicle. Such transferred amounts are considered withdrawals under the Contract and will be subject to withdrawal charges, if applicable. (SEE EXPENSES ON PAGE 14 for more complete information).


Section 403(b)(8) of the IRC permits tax-free rollovers from Section 403(b) contracts to IRAs or other Section 403(b) contracts under certain circumstances. Qualified distributions eligible for rollover treatment may be subject to a 20% federal tax withholding depending on whether or not the distribution is paid directly to an eligible retirement plan.

The IRC sets forth additional restrictions governing Section 403(b) contracts on such items as transferability, distributions, nondiscrimination and withdrawals. Competent tax advice should be obtained as to the tax treatment and suitability of purchasing a Contract.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% tax penalty on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

MINIMUM DISTRIBUTIONS


If your Contract is issued under a Section 403(b) or other Qualified Plan, generally the IRS requires that you begin taking annual minimum distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which the Participant attains age 70 1/2 or
(2) the calendar year in which the Participant retires. Failure to satisfy the minimum distribution requirements may result in a federal tax penalty. You should consult your tax adviser for more information.


DIVERSIFICATION


The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that each underlying Portfolios' management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.


The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Portfolios or the number and type of Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as an owner of the underlying variable investment Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.


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                                  PERFORMANCE

----------------------------------------------------------------
----------------------------------------------------------------


We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other Variable Portfolios advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Portfolios. These performance numbers do not indicate future results.



When we advertise performance for periods prior to the date the contracts were first issued, we derive the figures from the performance of the corresponding Portfolios for the Trusts, if available. We modify these numbers to reflect charges and expenses as if the contract was in existence during the period stated in the advertisement. Figures calculated in this manner do not represent actual historic performance of the particular Portfolio. Consult the SAI for more detailed information regarding the calculation of performance data.


The performance of each Portfolio may also be measured against unmanaged market indices. The indices we use include but are not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe, Australia and Far East Index ("EAFE") and the Morgan Stanley Capital International World Index. We may compare the Portfolios' performance to that of other variable annuities with similar objectives and policies as reported by independent ranking agencies such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Research & Data Service ("VARDS").


Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Variable Portfolios.



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                               OTHER INFORMATION

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Anchor National is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, CalAmerica Life Insurance Company, SunAmerica National Life Insurance Company, SunAmerica Asset Management Company, Imperial Premium Finance, Inc., Resources Trust Company, and five broker-dealers, specialize in retirement savings and investment products and services. Business focuses include, fixed and variable annuities, mutual funds, premium finance, broker-dealer services and trust administration services.


THE SEPARATE ACCOUNT
Anchor National established a separate account, Variable Annuity Account Seven ("Separate Account"), under Arizona law on August 28, 1998. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT


Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed 5% of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.


From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell, or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services is an affiliate of Anchor National, is registered as a broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

ADMINISTRATION


We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at 1-877-999-9205, if you have any comment, question or service request.


We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

YEAR 2000


We rely significantly on computer systems and applications in our daily operations. Many of our systems are not presently year 2000 compliant, which means that because they have historically used only two digits to identify the year in a date, they will fail to distinguish dates in the "2000s" from dates in the "1900s." Anchor National's business, financial condition and results of operations could be materially and adversely affected by the failure of our systems and applications (and those operated by third parties interfacing with our systems and applications) to properly operate or manage these dates.



Anchor National has a coordinated plan to repair or replace these noncompliant systems and to obtain similar assurances from third parties interfacing with our systems and applications. In fiscal 1997, the Company's parent recorded on its books, a $15.0 million provision for estimated programming costs to repair noncompliant systems, of which $6.2 million was allocated to us. We are making expenditures which we expect will ultimately total $5.0 million to replace certain other noncompliant systems. Total expenditures relating to the repair of noncompliant systems will be capitalized by the Company's parent as software costs and will be paid for over future periods. Both phases of the project are progressing according to plan and we expect to substantially complete them by the end of calendar 1998. We will test both the repaired and replacement systems during calendar 1999.



In addition, we distributed a year 2000 questionnaire to our significant suppliers, distributors, financial institutions, lessors and others we do business with to evaluate their year 2000 compliance plans and state of readiness and to determine how our systems and applications may be affected by their failure to solve their own year 2000 issues. To date, however, we have only received preliminary feedback from such parties and have not independently confirmed any information received from other parties with respect to the year 2000 issues. Therefore, we cannot assure that such other parties will complete their year 2000 conversions in a timely fashion or will not suffer a year 2000 business disruption that may adversely affect our financial condition and results of operations.



Because we expect to complete our year 2000 conversion prior to any potential disruption to our business, we have not developed a comprehensive year 2000 contingency plan. Anchor National closely monitors the progression of its plan for compliance, and if necessary, would devote additional resources to assure the timely completion of our year 2000 plan. If we determine that our business is at material risk of disruption due to the year 2000 issue or anticipate that we will not complete our year 2000 conversion in a timely fashion, we will work to enhance our contingency plans.



The above statements are forward-looking. The costs of our year 2000 conversion, the date which we have set to complete such conversion and the possible risks associated with the year 2000 issue are based on our current estimates and are subject to various uncertainties that could cause the actual results to differ materially from our expectations. Such uncertainties include, among others, our success in identifying systems and applications that are not year 2000 compliant, the nature and amount of programming required to upgrade or replace each of the affected systems and applications, the availability of qualified personnel, consultants and other resources, and the success of the year 2000 conversion efforts of others.


LEGAL PROCEEDINGS

There are no pending legal proceeding affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the Separate Account.

CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

ADDITIONAL INFORMATION

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661

NEW YORK, NEW YORK
7 World Trade Center, 13th Fl.
New York, NY 10048

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the requested documents are mailed.

Registration Statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statement and its exhibits. For further information regarding the Separate Account, Anchor National and its general account, the Portfolios and the contract, please refer to the registration statement and its exhibits.

The SEC also maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

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                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
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
Separate Account..............................      3
General Account...............................      3
Performance Data..............................      4
Annuity Payments..............................      8
Annuity Unit Values...........................      8
Taxes.........................................     11
Distribution of Contracts.....................     14
Financial Statements..........................     15

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           APPENDIX A - PREMIUM TAXES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                              QUALIFIED    NON-QUALIFIED
                           STATE                              CONTRACT       CONTRACT
========================================================================================
California                                                        .50%          2.35%
----------------------------------------------------------------------------------------
District of Columbia                                             2.25%          2.25%
----------------------------------------------------------------------------------------
Kentucky                                                            2%             2%
----------------------------------------------------------------------------------------
Maine                                                               0%             2%
----------------------------------------------------------------------------------------
Nevada                                                              0%           3.5%
----------------------------------------------------------------------------------------
South Dakota                                                        0%          1.25%
----------------------------------------------------------------------------------------
West Virginia                                                       1%             1%
----------------------------------------------------------------------------------------
Wyoming                                                             0%             1%
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      APPENDIX B - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



The market value adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of changing interest rates. The impact of the market value adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:



                                            (N/12)
                          [(1+I/(1+J+0.005)]       - 1




        The market value adjustment formula may differ in certain states where:



        I is the interest rate you are earning on the money invested in the fixed investment option;




        J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and




        N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.



EXAMPLES OF THE MARKET VALUE ADJUSTMENT



The examples below assume the following:



     (1) You made an initial Purchase Payment of $10,000 and allocated it to the 10-year fixed investment option at a rate of 7%;



     (2) You make a partial withdrawal of $4,000 when 1 1/2 years (18 months) remain in the 10-year term you initially agreed to leave your money in the fixed investment option (N=18); and




     (3) You have not made any other transfers, additional Purchase Payments, or withdrawals.



No withdrawal charges are reflected because your Purchase Payment has been in the contract for seven full years. If a withdrawal charge applies, it is deducted before the market value adjustment. The market value adjustment is assessed on the amount withdrawn less any withdrawal charges.



NEGATIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year fixed investment option is 7.5% and the 3-year fixed investment option is 8.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 8%.



                                                           (N/12)
The market value adjustment factor is = [(1+I)/(1+J+0.005)]       - 1
                                                             (18/12)
                                      = [(1.07)/(1.08+0.005)]        - 1
                                                  (1.5)
                                      = (0.986175)      - 1
                                      = 0.979335 - 1
                                      = - 0.020665



The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:
                        $4,000 X (- 0.020665) = -$82.66



$82.66 represents the market value adjustment that will be deducted from the money remaining in the 10-year fixed investment option.



POSITIVE ADJUSTMENT



Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 1-year fixed investment option is 5.5% and the 3-year fixed investment option is 6.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 6%.




                                                          (N/12)
The market value adjustment factor is = [(1+I/(1+J+0.005)]       - 1
                                                             (18/12)
                                      = [(1.07)/(1.06+0.005)]        - 1
                                                  (1.5)
                                      = (1.004695)      - 1
                                      = 1.007051 - 1
                                      = + 0.007051



The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:
                         $4,000 x (+0.007051) = +$28.20




$28.20 represents the market value adjustment that would be added to your withdrawal.

--------------------------------------------------------------------------------


   Please forward a copy (without charge) of the Polaris Plus Variable Annuity Statement of Additional Information to:


              (Please print or type and fill in all information.)

        ------------------------------------------------------------------------
        Name

        ------------------------------------------------------------------------
        Address

        ------------------------------------------------------------------------
        City/State/Zip

Date:  ------------------------------------   Signed:  ---------------------------------------

   Return to: Anchor National Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                               GROUP & INDIVIDUAL

                   FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS

                                    ISSUED BY

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                               IN CONNECTION WITH

                         VARIABLE ANNUITY ACCOUNT SEVEN











This Statement of Additional Information is not a prospectus; it should be read with the prospectus relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (877)999-9205 or writing us at:

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299




                               December 10, 1998

                                TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Separate Account...........................................     3

General Account............................................     3

Performance Data ..........................................     4

Annuity Payments...........................................     8

Annuity Unit Values........................................     8

Taxes......................................................    11

Distribution of Contracts..................................    14

Financial Statements.......................................    15

                                SEPARATE ACCOUNT


        Variable Annuity Account Seven (the "Separate Account") was originally established by Anchor National Life Insurance Company (the "Company") on August 28, 1998, pursuant to the provisions of Arizona law, as a segregated asset account of the Company. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

        The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

        The Separate Account is divided into Portfolios, with the assets of each Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the Separate Account, its Portfolios or the underlying funds. Values allocated to the Separate Account and the amount of variable annuity payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

        The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their Portfolios to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

        Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).


                                 GENERAL ACCOUNT


        The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the 1, 3, or 5 year market value adjustment fixed account options and the DCA fixed account options available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed investment options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

        The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.


                                PERFORMANCE DATA


PERFORMANCE INFORMATION

        From time to time the Separate Account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

        In addition, the Separate Account may advertise "total return" data for its other Portfolios. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio.

        The Accumulation Units of the Separate Account are new and therefore have no performance history. However, the underlying Funds have been in existence for some time and consequently have investment performance history. In order to demonstrate how the historical investment experience of the Funds affects Accumulation Unit values, the following performance information was developed. The information is based upon the historical experience of the Funds and is for the periods shown.

        ACTUAL PERFORMANCE WILL VARY AND THE HYPOTHETICAL RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS. Performance for periods ending after those shown may vary substantially from the examples shown below. Chart 1 shows the performance of the Accumulation Units calculated for a specified period of time assuming an initial Purchase Payment of $1,000 allocated to each Portfolio and a deduction of all charges and deductions (see "Expenses" in the prospectus). Chart 2 is identical to Chart 1 except that it does not reflect the deduction of the withdrawal charge. The performance figures in both charts also reflect the actual fees and expenses paid by each Portfolio.

HISTORICAL PERFORMANCE FOR PERIODS ENDING NOVEMBER 30, 1998:

CHART 1


                 AVERAGE ANNUAL TOTAL RETURN (AFTER REDEMPTION)



                                                         1 YEAR          5 YEARS   10 YEARS OR SINCE  INCEPTION DATE*
                                                                                       INCEPTION
ANCHOR SERIES TRUST
Capital Appreciation Portfolio                            5.88%           16.18%         18.05%        3-13-87
Growth Portfolio                                         14.45%           17.62%         15.87%        8-13-84
Government and Quality Bond Portfolio                     2.23%            5.41%          7.89%        8-13-84
SUNAMERICA SERIES TRUST
Global Equities Portfolio                                 7.91%           11.88%         11.77%         2-9-93
Alliance Growth Portfolio                                28.15%           24.88%         22.71%         2-9-93
Growth-Income Portfolio                                  14.38%           19.57%         17.61%         2-9-93
Venture Value Portfolio                                   3.95%             N/A          22.85%       10-31-94
Real Estate Portfolio                                   -20.10%             N/A          -5.09%         6-2-97
Federated Value Portfolio                                10.75%             N/A          19.12%         6-3-96
Utility Portfolio                                         8.49%             N/A          14.97%         6-3-96
Corporate Bond Portfolio                                 -0.81%            4.92%          4.86%         7-1-93
Equity Income Portfolio                                    N/A              N/A            N/A             N/A
Equity Index Portfolio                                     N/A              N/A            N/A             N/A
Small Company Value Portfolio                              N/A              N/A            N/A             N/A
Asset Allocation Portfolio                               -4.42%           11.81%         11.53%         7-1-93
Global Bond Portfolio                                     4.35%            6.62%          6.69%         7-1-93
International Diversified Equities Portfolio             10.78%             N/A           7.17%       10-31-94
Worldwide High Income Portfolio                         -20.78%             N/A           7.27%       10-31-94
Putnam Growth Portfolio                                  14.96%           17.45%         14.71%         2-9-93
International Growth and Income Portfolio                 2.24%             N/A           4.02%         6-2-97
Emerging Markets Portfolio                              -28.75%             N/A         -32.32%         6-2-97
Aggressive Growth Portfolio                              -2.64%             N/A           5.59%         6-3-96
"Dogs" of Wall Street Portfolio                            N/A              N/A         -11.42%         4-1-98
SunAmerica Balanced Portfolio                            12.30%             N/A          18.30%         6-3-96
High-Yield Bond Portfolio                                -8.49%            5.00%          6.06%         2-9-93




* For portfolios with six years of performance withdrawal charge Schedule B was used. Under withdrawal charge Schedule A no surrender charge would apply. Year six is the only year in which the schedules differ.


CASH MANAGEMENT PORTFOLIO

            The annualized current yield and the effective yield for the Cash Management Portfolio for the 7 day period ending November 30, 1998, were 3.28% and 3.33%, respectively.

CHART 2

                 AVERAGE ANNUAL TOTAL RETURN (BEFORE REDEMPTION)


                                                         1 YEAR       5 YEARS      10 YEARS OR SINCE      INCEPTION DATE
                                                                                       INCEPTION
ANCHOR SERIES TRUST
Capital Appreciation Portfolio                           11.88%       16.62%             18.05%              3-13-87
Growth Portfolio                                         20.45%       18.04%             15.87%              8-13-84
Government and Quality Bond Portfolio                     8.23%        6.05%              7.89%              8-13-84
SUNAMERICA SERIES TRUST
Global Equities Portfolio                                13.91%       12.38%             12.17%               2-9-93
Alliance Growth Portfolio                                34.15%       25.21%             22.96%               2-9-93
Growth-Income Portfolio                                  20.38%       19.96%             17.92%               2-9-93
Venture Value Portfolio                                   9.95%         N/A              23.36%             10-31-94
Real Estate Portfolio                                   -14.10%         N/A              -1.02%               6-2-97
Federated Value Portfolio                                16.75%         N/A              20.65%               6-3-96
Utility Portfolio                                        14.49%         N/A              16.59%               6-3-96
Corporate Bond Portfolio                                  5.19%        5.58%              5.45%               7-1-93
Equity Income Portfolio                                    N/A          N/A                N/A                   N/A
Equity Index Portfolio                                     N/A          N/A                N/A                   N/A
Small Company Value Portfolio                              N/A          N/A                N/A                   N/A
Asset Allocation Portfolio                                1.58%       12.32%             11.98%               7-1-93
Global Bond Portfolio                                    10.35%        7.23%              7.24%               7-1-93
International Diversified Equities Portfolio             16.78%         N/A               7.96%             10-31-94
Worldwide High Income Portfolio                         -14.78%         N/A               8.05%             10-31-94
Putnam Growth Portfolio                                  20.96%       17.87%             15.07%               2-9-93
International Growth and Income Portfolio                 8.24%         N/A               7.92%               6-2-97
Emerging Markets Portfolio                              -22.75%         N/A             -27.53%               6-2-97
Aggressive Growth Portfolio                               3.36%         N/A               7.41%               6-3-96
"Dogs" of Wall Street Portfolio                            N/A          N/A              -2.62%               4-1-98
SunAmerica Balanced Portfolio                            18.30%         N/A              19.85%               6-3-96
High-Yield Bond Portfolio                                -2.49%        5.65%              6.57%               2-9-93


CASH MANAGEMENT PORTFOLIO

            The annualized current yield and the effective yield for the Cash Management Portfolio for the 7 day period ending November 30, 1998, were 3.28% and 3.33%, respectively.

        For periods starting prior to the date the contracts were first offered to the public, the total return data for the Portfolios of the Separate Account will be derived from the performance of the corresponding Portfolios of Anchor Series Trust and SunAmerica Series Trust, modified to reflect the charges and expenses as if the Separate Account Portfolio had been in existence since the inception date of each respective Anchor Series Trust and SunAmerica Series Trust Portfolio. Thus, such performance figures should not be construed to be actual historic performance of the relevant Separate Account Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Portfolios of Anchor Series Trust and SunAmerica Series Trust, adjusted to provide direct comparability to the performance of the Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). Anchor Series Trust and SunAmerica Series Trust have served since their inception as underlying investment media for Separate Accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

        Performance data for the various Portfolios are computed in the manner described below.


CASH MANAGEMENT PORTFOLIO

        The annualized current yield and the effective yield for the Cash Management Portfolio for the 7 day period ending November 30, 1997, were 3.79% and 3.86%, respectively.

        Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

               Base Period Return = (EV-SV-RMC)/(SV)

        where:

              SV = value of one Accumulation Unit at the start of a 7 day period

              EV = value of one Accumulation Unit at the end of the 7 day period

             RMC = an allocated portion of the $35 annual contract maintenance fee, prorated for 7 days

        The change in the value of an Accumulation Unit during the 7 day period reflects the income received, minus any expenses accrued, during such 7 day period. The Records Maintenance Charge (RMC) is first allocated among the Portfolios and the general account so that each Portfolio's allocated portion of the charge is proportional to the percentage of the number of contract owners' accounts that have money allocated to that Portfolio. The portion of the charge allocable to the Cash Management Portfolio is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

        The current yield is then obtained by annualizing the Base Period
Return:

               Current Yield = (Base Period Return) x (365/7)

        The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

                                                          365/7
               Effective Yield = [(Base Period Return + 1)      - 1]

        The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

        Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.


OTHER PORTFOLIOS

        The Portfolios of the Separate Account other than the Cash Management Portfolio also compute their performance data as "total return."

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return
(T) is computed so that it satisfies the formula:

               P(1+T)n = ERV

where:         P = a hypothetical initial payment of $1,000
               T = average annual total return
               n = number of years

               ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5, or 10 year period as of the end of the period (or fractional portion thereof).

        The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.



                                INCOME PAYMENTS


INITIAL MONTHLY ANNUITY PAYMENTS

        The initial income payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable annuity payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the income option selected.


        The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS


        For fixed income payments, the amount of the second and each subsequent monthly income payment is the same as that determined above for the first monthly payment.

        For variable income payments, the amount of the second and each subsequent monthly annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each income payment is due.



                               ANNUITY UNIT VALUES

        The value of an Annuity Unit is determined independently for each Portfolio.


        The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Portfolio exceed 3.5%, variable income payments derived from allocations to that Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable income payments will decrease over time. If the net investment rate equals 3.5%, the variable income payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for income payments to increase (or not to decrease).

        The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each income payment will vary accordingly.

        For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.


NET INVESTMENT FACTOR

        The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

        The NIF for any Portfolio for a certain month is determined by dividing
(a) by (b) where:

        (a) is the Accumulation Unit value of the Portfolio determined as of the end of that month, and

        (b) is the Accumulation Unit value of the Portfolio determined as of the end of the preceding month.

        The NIF for a Portfolio for a given month is a measure of the net investment performance of the Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than
1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Portfolio invests; it is also reduced by Separate Account asset charges.

        ILLUSTRATIVE EXAMPLE

        Assume that one share of a given Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                      NIF = ($11.46/$11.44)

                          = 1.00174825

        The change in Annuity Unit value for a Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                         (1/12)
               1/[(1.035)      ] = 0.99713732

        In the example given above, if the Annuity Unit value for the Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

               $10.103523 x 1.00174825 x 0.99713732 = $10.092213

VARIABLE INCOME PAYMENTS


        ILLUSTRATIVE EXAMPLE


        Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second income payment date is $13.327695.

        P's first variable income payment is determined from the annuity factor tables in P's contract, using the information assumed above. From these tables, which supply monthly annuity factors for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the factor of $4.92 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:


             First Payment = $4.92 x ($116,412.31/$1,000) = $572.75


        The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable income payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:


             Annuity Units = $572.75/$13.256932 = 43.203812

        P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

             Second Payment = 43.203812 x $13.327695 = $575.81


        The third and subsequent variable income payments are computed in a manner similar to the second variable annuity payment.

        Note that the amount of the first variable income payment depends on the contract value in the relevant Portfolio on the Annuity Date and thus reflects the investment performance of the Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Portfolio). The net investment performance of the Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.


                                      TAXES

GENERAL

        Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

        For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the contract bears to the total value of annuity payments for the term of the annuity contract. The taxable portion is taxed at ordinary income tax rates. Owners, Annuitants and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions under the retirement plan under which the contracts are purchased.

        The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

        The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

        An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under
Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

        Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

        Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

        The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

MULTIPLE CONTRACTS

        Multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. The Company believes that Congress intended to affect the purchase of multiple deferred annuity contracts which may have been purchased to avoid withdrawal income tax treatment. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

        An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

                            DISTRIBUTION OF CONTRACTS

        The contracts are offered through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc.

        Contracts are offered on a continuous basis.


                              FINANCIAL STATEMENTS

        The audited consolidated financial statements of the Company as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 are presented in this Statement of Additional Information. The consolidated financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts for amounts allocated to the 1, 3, and 5 year market value adjustment fixed account options and the 1-year and 6-month DCA fixed accounts. As of the date of this Statement of Additional Information, sales of this contract have not yet begun. Therefore financial statements for Variable Annuity Account Seven are not included.

        PricewaterhouseCoopers LLP, 400 South Hope Street, Los Angeles, California 90071, serves as the independent accountants for the Separate Account and the Company. The financial statements of the Company have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Anchor National Life Insurance Company

     In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement and statement of cash flows present fairly, in all material respects, the financial position of Anchor National Life Insurance Company and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Los Angeles, California


November 7, 1997

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                           CONSOLIDATED BALANCE SHEET

                                                                      SEPTEMBER 30,
                                                            ----------------------------------
                                                                 1997                1996
                                                            ---------------     --------------
ASSETS
INVESTMENTS:
  Cash and short-term investments.........................  $   113,580,000     $  122,058,000
  Bonds, notes and redeemable preferred stocks:
     Available for sale, at fair value (amortized cost:
       1997, $1,942,485,000; 1996, $2,001,024,000)........    1,986,194,000      1,987,271,000
  Mortgage loans..........................................      339,530,000         98,284,000
  Common stocks, at fair value (cost: 1997, $271,000;
     1996, $2,911,000)....................................        1,275,000          3,970,000
  Real estate.............................................       24,000,000         39,724,000
  Other invested assets...................................      143,722,000         77,925,000
                                                             --------------      -------------
  Total investments.......................................    2,608,301,000      2,329,232,000
Variable annuity assets...................................    9,343,200,000      6,311,557,000
Receivable from brokers for sales of securities...........               --         52,348,000
Accrued investment income.................................       21,759,000         19,675,000
Deferred acquisition costs................................      536,155,000        443,610,000
Other assets..............................................       61,524,000         48,113,000
                                                             --------------      -------------
TOTAL ASSETS..............................................  $12,570,939,000     $9,204,535,000
                                                             ==============      =============


                            See accompanying notes.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                           CONSOLIDATED BALANCE SHEET

                                                                      SEPTEMBER 30,
                                                            ----------------------------------
                                                                 1997                1996
                                                            ---------------     --------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Reserves, payables and accrued liabilities:
  Reserves for fixed annuity contracts....................  $ 2,098,803,000     $1,789,962,000
  Reserves for guaranteed investment contracts............      295,175,000        415,544,000
  Payable to brokers for purchases of securities..........          263,000                 --
  Income taxes currently payable..........................       32,265,000         21,486,000
  Other liabilities.......................................      122,728,000         74,710,000
                                                             --------------      -------------
  Total reserves, payables and accrued liabilities........    2,549,234,000      2,301,702,000
                                                             --------------      -------------
Variable annuity liabilities..............................    9,343,200,000      6,311,557,000
                                                             --------------      -------------
Subordinated notes payable to Parent......................       36,240,000         35,832,000
                                                             --------------      -------------
Deferred income taxes.....................................       67,047,000         70,189,000
                                                             --------------      -------------
Shareholder's equity:
  Common Stock............................................        3,511,000          3,511,000
  Additional paid-in capital..............................      308,674,000        280,263,000
  Retained earnings.......................................      244,628,000        207,002,000
  Net unrealized gains (losses) on debt and equity
     securities available for sale........................       18,405,000         (5,521,000)
                                                             --------------      -------------
  Total shareholder's equity..............................      575,218,000        485,255,000
                                                             --------------      -------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY................  $12,570,939,000     $9,204,535,000
                                                             ==============      =============

                            See accompanying notes.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                         CONSOLIDATED INCOME STATEMENT

                                                          YEARS ENDED SEPTEMBER 30,
                                              --------------------------------------------------
                                                  1997               1996               1995
                                              -------------      -------------      ------------
Investment income..........................   $ 210,759,000      $ 164,631,000      $129,466,000
                                              -------------      -------------      ------------
Interest expense on:
  Fixed annuity contracts..................    (109,217,000)       (82,690,000)      (72,975,000)
  Guaranteed investment contracts..........     (22,650,000)       (19,974,000)       (3,733,000)
  Senior indebtedness......................      (2,549,000)        (2,568,000)         (227,000)
  Subordinated notes payable to Parent.....      (3,142,000)        (2,556,000)       (2,448,000)
                                              -------------      -------------      ------------
  Total interest expense...................    (137,558,000)      (107,788,000)      (79,383,000)
                                              -------------      -------------      ------------
NET INVESTMENT INCOME......................      73,201,000         56,843,000        50,083,000
                                              -------------      -------------      ------------
NET REALIZED INVESTMENT LOSSES.............     (17,394,000)       (13,355,000)       (4,363,000)
                                              -------------      -------------      ------------
Fee income:
  Variable annuity fees....................     139,492,000        103,970,000        84,171,000
  Net retained commissions.................      39,143,000         31,548,000        24,108,000
  Surrender charges........................       5,529,000          5,184,000         5,889,000
  Asset management fees....................      25,764,000         25,413,000        26,935,000
  Other fees...............................       3,218,000          3,390,000         4,002,000
                                              -------------      -------------      ------------
TOTAL FEE INCOME...........................     213,146,000        169,505,000       145,105,000
                                              -------------      -------------      ------------
GENERAL AND ADMINISTRATIVE EXPENSES........     (98,802,000)       (81,552,000)      (64,457,000)
                                              -------------      -------------      ------------
AMORTIZATION OF DEFERRED ACQUISITION
  COSTS....................................     (66,879,000)       (57,520,000)      (58,713,000)
                                              -------------      -------------      ------------
ANNUAL COMMISSIONS.........................      (8,977,000)        (4,613,000)       (2,658,000)
                                              -------------      -------------      ------------
PRETAX INCOME..............................      94,295,000         69,308,000        64,997,000
Income tax expense.........................     (31,169,000)       (24,252,000)      (25,739,000)
                                              -------------      -------------      ------------
NET INCOME.................................   $  63,126,000      $  45,056,000      $ 39,258,000
                                              =============      =============      ============

                             See accompanying notes

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               YEARS ENDED SEPTEMBER 30,
                                                                 -----------------------------------------------------
                                                                      1997               1996               1995
                                                                 ---------------    ---------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................................   $    63,126,000    $    45,056,000    $    39,258,000
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to:
         Fixed annuity contracts..............................       109,217,000         82,690,000         72,975,000
         Guaranteed investment contracts......................        22,650,000         19,974,000          3,733,000
         Net realized investment losses.......................        17,394,000         13,355,000          4,363,000
         Accretion of net discounts on investments............       (18,576,000)        (8,976,000)        (6,865,000)
         Amortization of goodwill.............................         1,187,000          1,169,000          1,168,000
         Provision for deferred income taxes..................       (16,024,000)        (3,351,000)        (1,489,000)
  Change in:
    Accrued investment income.................................        (2,084,000)        (5,483,000)         3,373,000
    Deferred acquisition costs................................      (113,145,000)       (60,941,000)        (7,180,000)
    Other assets..............................................       (14,598,000)        (8,000,000)         7,047,000
    Income taxes currently payable............................        10,779,000          5,766,000          3,389,000
    Other liabilities.........................................        14,187,000          5,474,000          4,063,000
  Other, net..................................................           418,000           (129,000)             7,000
                                                                   -------------      -------------      -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.....................        74,531,000         86,604,000        123,842,000
                                                                   -------------      -------------      -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Premium receipts on:
    Fixed annuity contracts...................................     1,097,937,000        651,649,000        245,320,000
    Guaranteed investment contracts...........................        55,000,000        134,967,000        275,000,000
  Net exchanges to (from) the fixed accounts of variable
    annuity contracts.........................................      (620,367,000)      (236,705,000)        10,475,000
  Withdrawal payments on:
    Fixed annuity contracts...................................      (242,589,000)      (173,489,000)      (237,977,000)
    Guaranteed investment contracts...........................      (198,062,000)       (16,492,000)        (1,638,000)
  Claims and annuity payments on fixed annuity contracts......       (35,731,000)       (31,107,000)       (31,237,000)
  Net receipts from (repayments of) other short-term
    financings................................................        34,239,000       (119,712,000)         3,202,000
  Capital contribution received...............................        28,411,000         27,387,000                 --
  Dividends paid..............................................       (25,500,000)       (29,400,000)                --
                                                                   -------------      -------------      -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES.....................        93,338,000        207,098,000        263,145,000
                                                                   -------------      -------------      -------------

                            See accompanying notes.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                               YEARS ENDED SEPTEMBER 30,
                                                                 -----------------------------------------------------
                                                                      1997               1996               1995
                                                                 ---------------    ---------------    ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of:
    Bonds, notes and redeemable preferred stocks..............   $(2,566,211,000)   $(1,937,890,000)   $(1,556,586,000)
    Mortgage loans............................................      (266,771,000)       (15,000,000)                --
    Other investments, excluding short-term investments.......       (75,556,000)       (36,770,000)       (13,028,000)
  Sales of:
    Bonds, notes and redeemable preferred stocks..............     2,299,063,000      1,241,928,000      1,026,078,000
    Real estate...............................................                --            900,000         36,813,000
    Other investments, excluding short-term investments.......         6,421,000          4,937,000          5,130,000
  Redemptions and maturities of:
    Bonds, notes and redeemable preferred stocks..............       376,847,000        288,969,000        178,688,000
    Mortgage loans............................................        25,920,000         11,324,000         14,403,000
    Other investments, excluding short-term investments.......        23,940,000         20,749,000         13,286,000
                                                                   -------------      -------------      -------------
NET CASH USED BY INVESTING ACTIVITIES.........................      (176,347,000)      (420,853,000)      (295,216,000)
                                                                   -------------      -------------      -------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS....        (8,478,000)      (127,151,000)        91,771,000
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD........       122,058,000        249,209,000        157,438,000
                                                                   -------------      -------------      -------------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD..............   $   113,580,000    $   122,058,000    $   249,209,000
                                                                   =============      =============      =============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid on indebtedness...............................   $     7,032,000    $     5,982,000    $     3,235,000
                                                                   =============      =============      =============
  Net income taxes paid.......................................   $    36,420,000    $    22,031,000    $    23,656,000
                                                                   =============      =============      =============

                            See accompanying notes.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

     Anchor National Life Insurance Company (the "Company") is a wholly owned indirect subsidiary of SunAmerica, Inc. (the "Parent"). The Company is an Arizona-domiciled life insurance company and conducts its business through three segments: annuity operations, asset management and broker-dealer operations. Annuity operations include the sale and administration of fixed and variable annuities and guaranteed investment contracts. Asset management, which includes the sale and management of mutual funds, is conducted by SunAmerica Asset Management Corp. Broker-dealer operations include the sale of securities and financial services products, and are conducted by Royal Alliance Associates, Inc.

     The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest; strength, weakness and volatility of equity markets; and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets managed in mutual funds and held in Separate Accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the 1997 presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS: Cash and short-term investments primarily include cash, commercial paper, money market investments, repurchase agreements and short-term bank participations. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

     Bonds, notes and redeemable preferred stocks available for sale and common stocks are carried at aggregate fair value and changes in unrealized gains or losses, net of tax, are credited or charged directly to shareholder's equity. Bonds, notes and redeemable preferred stocks are reduced to estimated net realizable value when necessary for declines in value considered to be other than temporary. Estimates of net realizable value are subjective and actual realization will be dependent upon future events.

     Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Real estate is carried at the lower of cost or fair value. Other invested assets include investments in limited partnerships, which are accounted for by using the cost method of accounting; Separate Account investments; leveraged leases; policy loans, which are carried at unpaid balances; and collateralized mortgage obligation residuals.

     Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. Premiums and discounts on investments are amortized to investment income using the interest method over the contractual lives of the investments.

     INTEREST RATE SWAP AGREEMENTS: The net differential to be paid or received on interest rate swap agreements ("Swap Agreements") entered into to reduce the impact of changes in interest rates is recognized over the lives of the agreements, and such differential is classified as Interest Expense in the income statement. All outstanding Swap Agreements are designated as hedges and, therefore, are not marked to market. However, in the event that a hedged asset/liability were to be sold or repaid before the related Swap Agreement matures, the Swap Agreement would be marked to market and any gain/loss classified with any gain/loss realized on the disposition of the hedged asset/liability. Subsequently, the Swap Agreement would be marked to market and the resulting change in fair value would be included in Investment Income in the income statement. In the event that a Swap Agreement that is designated as a hedge were to be terminated before its contractual maturity, any resulting gain/loss would be credited/charged to the carrying value of the asset/liability that it hedged.

     DEFERRED ACQUISITION COSTS: Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the annuity contracts. Estimated gross profits are composed of net interest income, net realized

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

investment gains and losses, variable annuity fees, surrender charges and direct administrative expenses. Costs incurred to sell mutual funds are also deferred and amortized over the estimated lives of the funds obtained. Deferred acquisition costs consist of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business.

     As debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on debt and equity securities available for sale that is credited or charged directly to shareholder's equity. Deferred Acquisition Costs have been decreased by $16,400,000 at September 30, 1997 and increased by $4,200,000 at September 30, 1996 for this adjustment.

     VARIABLE ANNUITY ASSETS AND LIABILITIES: The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in Separate Accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the income statement.

     GOODWILL: Goodwill, amounting to $18,311,000 at September 30, 1997, is amortized by using the straight-line method over periods averaging 25 years and is included in Other Assets in the balance sheet. Goodwill is evaluated for impairment when events or changes in economic conditions indicate that the carrying amount may not be recoverable.

     CONTRACTHOLDER RESERVES: Contractholder reserves for fixed annuity contracts and guaranteed investment contracts are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," and are recorded at accumulated value (premiums received, plus accrued interest, less withdrawals and assessed fees).

     FEE INCOME: Variable annuity fees, asset management fees and surrender charges are recorded in income as earned. Net retained commissions are recognized as income on a trade-date basis.

     INCOME TAXES: The Company is included in the consolidated federal income tax return of the Parent and files as a "life insurance company" under the provisions of the Internal Revenue Code of 1986. Income taxes have been calculated as if the Company filed a separate return. Deferred

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

3. INVESTMENTS

     The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                                                          ESTIMATED
                                                         AMORTIZED           FAIR
                                                            COST            VALUE
                                                       --------------   --------------
        AT SEPTEMBER 30, 1997:
          Securities of the United States
             Government..............................  $   18,496,000   $   18,962,000
          Mortgage-backed securities.................     636,018,000      649,196,000
          Securities of public utilities.............      22,792,000       22,893,000
          Corporate bonds and notes..................     984,573,000    1,012,559,000
          Redeemable preferred stocks................       6,125,000        6,681,000
          Other debt securities......................     274,481,000      275,903,000
                                                       --------------   --------------
          Total available for sale...................  $1,942,485,000   $1,986,194,000
                                                       ==============   ==============
        AT SEPTEMBER 30, 1996:
          Securities of the United States
             Government..............................  $  311,458,000   $  304,538,000
          Mortgage-backed securities.................     747,653,000      741,876,000
          Securities of public utilities.............       3,684,000        3,672,000
          Corporate bonds and notes..................     590,071,000      591,148,000
          Redeemable preferred stocks................       9,064,000        8,664,000
          Other debt securities......................     339,094,000      337,373,000
                                                       --------------   --------------
          Total available for sale...................  $2,001,024,000   $1,987,271,000
                                                       ==============   ==============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. INVESTMENTS (CONTINUED)

     The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by contractual maturity, as of September 30, 1997, follow:

                                                                          ESTIMATED
                                                         AMORTIZED           FAIR
                                                            COST            VALUE
                                                       --------------   --------------
        Due in one year or less......................  $   19,067,000   $   20,575,000
        Due after one year through five years........     277,350,000      281,296,000
        Due after five years through ten years.......     631,083,000      650,242,000
        Due after ten years..........................     378,967,000      384,885,000
        Mortgage-backed securities...................     636,018,000      649,196,000
                                                       --------------   --------------
        Total available for sale.....................  $1,942,485,000   $1,986,194,000
                                                       ==============   ==============

     Actual maturities of bonds, notes and redeemable preferred stocks will differ from those shown above due to prepayments and redemptions.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS (CONTINUED)
     Gross unrealized gains and losses on bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                                               GROSS          GROSS
                                                            UNREALIZED      UNREALIZED
                                                               GAINS          LOSSES
                                                            -----------    ------------
        AT SEPTEMBER 30, 1997:
          Securities of the United States Government.....   $   498,000    $    (32,000)
          Mortgage-backed securities.....................    14,998,000      (1,820,000)
          Securities of public utilities.................       141,000         (40,000)
          Corporate bonds and notes......................    28,691,000        (705,000)
          Redeemable preferred stocks....................       556,000              --
          Other debt securities..........................     1,569,000        (147,000)
                                                            -----------    ------------
          Total available for sale.......................   $46,453,000    $ (2,744,000)
                                                            ===========    ============
        AT SEPTEMBER 30, 1996:
          Securities of the United States Government.....   $   284,000    $ (7,204,000)
          Mortgage-backed securities.....................     7,734,000     (13,511,000)
          Securities of public utilities.................         1,000         (13,000)
          Corporate bonds and notes......................    11,709,000     (10,632,000)
          Redeemable preferred stocks....................        16,000        (416,000)
          Other debt securities..........................       431,000      (2,152,000)
                                                            -----------    ------------
          Total available for sale.......................   $20,175,000    $(33,928,000)
                                                            ===========    ============

     At September 30, 1997, gross unrealized gains on equity securities available for sale aggregated $1,004,000 and there were no unrealized losses. At September 30, 1996, gross unrealized gains on equity securities available for sale aggregated $1,368,000 and gross unrealized losses aggregated $309,000.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS (CONTINUED)
     Gross realized investment gains and losses on sales of investments are as follows:

                                                              YEARS ENDED SEPTEMBER 30,
                                                     --------------------------------------------
                                                         1997            1996            1995
                                                     ------------    ------------    ------------
BONDS, NOTES AND REDEEMABLE
  PREFERRED STOCKS:
  Available for sale:
     Realized gains...............................   $ 22,179,000    $ 14,532,000    $ 15,983,000
     Realized losses..............................    (25,310,000)    (10,432,000)    (21,842,000)
  Held for investment:
     Realized gains...............................             --              --       2,413,000
     Realized losses..............................             --              --        (586,000)
COMMON STOCKS:
  Realized gains..................................      4,002,000         511,000         994,000
  Realized losses.................................       (312,000)     (3,151,000)       (114,000)
OTHER INVESTMENTS:
  Realized gains..................................      2,450,000       1,135,000       3,561,000
  Realized losses.................................             --              --         (12,000)
IMPAIRMENT WRITEDOWNS.............................    (20,403,000)    (15,950,000)     (4,760,000)
                                                     ------------    ------------    ------------
Total net realized investment losses..............   $(17,394,000)   $(13,355,000)   $ (4,363,000)
                                                     ============    ============    ============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS (CONTINUED)

     The sources and related amounts of investment income are as follows:

                                                              YEARS ENDED SEPTEMBER 30,
                                                     --------------------------------------------
                                                         1997            1996            1995
                                                     ------------    ------------    ------------
Short-term investments............................   $ 11,780,000    $ 10,647,000    $  8,308,000
Bonds, notes and redeemable preferred stocks......    163,038,000     140,387,000     107,643,000
Mortgage loans....................................     17,632,000       8,701,000       7,419,000
Common stocks.....................................         16,000           8,000           3,000
Real estate.......................................       (296,000)       (196,000)        (51,000)
Limited partnerships..............................      6,725,000       4,073,000       5,128,000
Other invested assets.............................     11,864,000       1,011,000       1,016,000
                                                     ------------    ------------    ------------
  Total investment income.........................   $210,759,000    $164,631,000    $129,466,000
                                                     ============    ============    ============

     Expenses incurred to manage the investment portfolio amounted to $2,050,000 for the year ended September 30, 1997, $1,737,000 for the year ended September 30, 1996, and $1,983,000 for the year ended September 30, 1995 and are included in General and Administrative Expenses in the income statement.

     At September 30, 1997, no investment exceeded 10% of the Company's consolidated shareholder's equity.

     At September 30, 1997, mortgage loans were collateralized by properties located in 21 states, with loans totaling approximately 13% of the aggregate carrying value of the portfolio secured by properties located in New York and approximately 12% by properties located in California. No more than 10% of the portfolio was secured by properties in any other single state.

     At September 30, 1997, bonds, notes and redeemable preferred stocks included $216,877,000 (fair value of $227,169,000) of bonds and notes not rated investment grade. The Company had no material concentrations of non-investment-grade assets at September 30, 1997.

     At September 30, 1997, the amortized cost of investments in default as to the payment of principal or interest was $1,378,000, consisting of $500,000 of non-investment-grade bonds and $878,000 of mortgage loans. Such nonperforming investments had an estimated fair value of $1,378,000.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS (CONTINUED)
      As a component of its asset and liability management strategy, the Company utilizes Swap Agreements to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets and liabilities to fixed-rate instruments. At September 30, 1997, the Company had one outstanding Swap Agreement with a notional principal amount of $15.9 million, which matures in December, 2024. The net interest paid amounted to $0.1 million for the year ended September 30, 1997, and is included in Interest Expense on Guaranteed Investment Contracts in the income statement.

     At September 30, 1997, $5,276,000 of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets (including its real estate investments and other invested assets except for cost-method partnerships) and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     CASH AND SHORT TERM INVESTMENTS: Carrying value is considered to be a reasonable estimate of fair value.

     BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

     MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

     COMMON STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     COST-METHOD PARTNERSHIPS: Fair value of limited partnerships accounted for by using the cost method is based upon the fair value of the net assets of the partnerships as determined by the general partners.

     VARIABLE ANNUITY ASSETS: Variable annuity assets are carried at the market value of the underlying securities.

     RECEIVABLE FROM (PAYABLE TO) BROKERS FOR SALES (PURCHASES) OF
SECURITIES: Such obligations represent net transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

     RESERVES FOR FIXED ANNUITY CONTRACTS: Deferred annuity contracts and single premium life contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

     RESERVES FOR GUARANTEED INVESTMENT CONTRACTS: Fair value is based on the present value of future cash flows at current pricing rates and is net of the estimated fair value of hedging Swap Agreements, determined from independent broker quotes.

     VARIABLE ANNUITY LIABILITIES: Fair values of contracts in the accumulation phase are based on net surrender values. Fair values of contracts in the payout phase are based on the present value of future cash flows at assumed investment rates.

     SUBORDINATED NOTES PAYABLE TO PARENT: Fair value is estimated based on the quoted market prices for similar issues.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
     The estimated fair values of the Company's financial instruments at September 30, 1997 and 1996, compared with their respective carrying values, are as follows:

                                                        CARRYING
                                                         VALUE            FAIR VALUE
                                                     --------------     --------------
        1997:
        ASSETS:
          Cash and short-term investments........    $  113,580,000     $  113,580,000
          Bonds, notes and redeemable preferred
             stocks..............................     1,986,194,000      1,986,194,000
          Mortgage loans.........................       339,530,000        354,495,000
          Common stocks..........................         1,275,000          1,275,000
          Cost-method partnerships...............        46,880,000         84,186,000
          Variable annuity assets................     9,343,200,000      9,343,200,000
        LIABILITIES:
          Reserves for fixed annuity contracts...     2,098,803,000      2,026,258,000
          Reserves for guaranteed investment
             contracts...........................       295,175,000        295,175,000
          Payable to brokers for purchases of
             securities..........................           263,000            263,000
          Variable annuity liabilities...........     9,343,200,000      9,077,200,000
          Subordinated notes payable to Parent...        36,240,000         37,393,000
                                                     ==============     ==============
        1996:
        ASSETS:
          Cash and short-term investments........    $  122,058,000     $  122,058,000
          Bonds, notes and redeemable preferred
             stocks..............................     1,987,271,000      1,987,271,000
          Mortgage loans.........................        98,284,000        102,112,000
          Common stocks..........................         3,970,000          3,970,000
          Cost-method partnerships...............        45,070,000         70,553,000
          Receivable from brokers for sales of
             securities..........................        52,348,000         52,348,000
          Variable annuity assets................     6,311,557,000      6,311,557,000
        LIABILITIES:
          Reserves for fixed annuity contracts...     1,789,962,000      1,738,784,000
          Reserves for guaranteed investment
             contracts...........................       415,544,000        416,695,000
          Variable annuity liabilities...........     6,311,557,000      6,117,508,000
          Subordinated notes payable to Parent...        35,832,000         37,339,000
                                                     ==============     ==============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. SUBORDINATED NOTES PAYABLE TO PARENT

     Subordinated notes payable to Parent equalled $36,240,000 at an interest rate of 9% at September 30, 1997 and require principal payments of $7,500,000 in 1998, $23,060,000 in 1999 and $5,400,000 in 2000.

6. CONTINGENT LIABILITIES

     The Company has entered into three agreements in which it has provided liquidity support for certain short-term securities of three municipalities by agreeing to purchase such securities in the event there is no other buyer in the short-term marketplace. In return the Company receives a fee. The maximum liability under these guarantees is $242,600,000. Management does not anticipate any material future losses with respect to these liquidity support facilities.

     The Company is involved in various kinds of litigation common to its businesses. These cases are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses relating to such litigation are adequate and any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

7. SHAREHOLDER'S EQUITY

     The Company is authorized to issue 4,000 shares of its $1,000 par value Common Stock. At September 30, 1997 and 1996, 3,511 shares were outstanding.

     Changes in shareholder's equity are as follows:

                                                  YEARS ENDED SEPTEMBER 30,
                                        ----------------------------------------------
                                            1997             1996             1995
                                        ------------     ------------     ------------
        ADDITIONAL PAID-IN CAPITAL:
          Beginning balance.........    $280,263,000     $252,876,000     $252,876,000
          Capital contributions
             received...............      28,411,000       27,387,000               --
                                         -----------      -----------      -----------
          Ending balance............    $308,674,000     $280,263,000     $252,876,000
                                         ===========      ===========      ===========
        RETAINED EARNINGS:
          Beginning balance.........     207,002,000      191,346,000      152,088,000
          Net income................      63,126,000       45,056,000       39,258,000
          Dividend paid.............     (25,500,000)     (29,400,000)              --
                                         -----------      -----------      -----------
          Ending balance............    $244,628,000     $207,002,000     $191,346,000
                                         ===========      ===========      ===========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. SHAREHOLDER'S EQUITY (CONTINUED)

                                                  YEARS ENDED SEPTEMBER 30,
                                        ----------------------------------------------
                                            1997             1996             1995
                                        ------------     ------------     ------------
        NET UNREALIZED GAINS/LOSSES
          ON DEBT AND EQUITY
          SECURITIES AVAILABLE FOR
          SALE:
          Beginning balance.........    $ (5,521,000)    $ (5,673,000)    $(24,953,000)
          Change in net unrealized
             gains/losses on debt
             securities available
             for sale...............      57,463,000       (2,904,000)      71,302,000
          Change in net unrealized
             gains/losses on equity
             securities available
             for sale...............         (55,000)       3,538,000       (1,240,000)
          Change in adjustment to
             deferred acquisition
             costs..................     (20,600,000)        (400,000)     (40,400,000)
          Tax effects of net
             changes................     (12,882,000)         (82,000)     (10,382,000)
                                         -----------      -----------      -----------
          Ending balance............    $ 18,405,000     $ (5,521,000)    $ (5,673,000)
                                         ===========      ===========      ===========

     Dividends that the Company may pay to its shareholder in any year without prior approval of the Arizona Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Arizona without obtaining the prior approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the preceding year's statutory net gain from operations. Dividends in the amounts of $25,500,000 and $29,400,000 were paid on April 1, 1997 and March 18, 1996, respectively. No dividends were paid in fiscal year 1995.

     Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company's net income for the nine months ended September 30, 1997 was $45,743,000. The statutory net income for the year ended December 31, 1996 was $27,928,000 and for the year ended December 31, 1995 was $30,673,000. The Company's statutory capital and surplus was $325,712,000 at September 30, 1997, $311,176,000 at December 31, 1996 and $294,767,000 at
December 31, 1995.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. INCOME TAXES

     The components of the provisions for federal income taxes on pretax income consist of the following:

                                             NET REALIZED
                                              INVESTMENT
                                            GAINS (LOSSES)    OPERATIONS       TOTAL
                                            --------------   ------------   ------------
        1997:
        Currently payable.................   $  (3,635,000)  $ 50,828,000   $ 47,193,000
        Deferred..........................      (2,258,000)   (13,766,000)   (16,024,000)
                                              ------------   ------------   ------------
                  Total income tax
                    expense...............   $  (5,893,000)  $ 37,062,000   $ 31,169,000
                                              ============   ============   ============
        1996:
        Currently payable.................   $   5,754,000   $ 21,849,000   $ 27,603,000
        Deferred..........................     (10,347,000)     6,996,000     (3,351,000)
                                              ------------   ------------   ------------
                  Total income tax
                    expense...............   $  (4,593,000)  $ 28,845,000   $ 24,252,000
                                              ============   ============   ============
        1995:
        Currently payable.................   $   4,248,000   $ 22,980,000   $ 27,228,000
        Deferred..........................      (6,113,000)     4,624,000     (1,489,000)
                                              ------------   ------------   ------------
                  Total income tax
                    expense...............   $  (1,865,000)  $ 27,604,000   $ 25,739,000
                                              ============   ============   ============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (CONTINUED)
     Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:

                                                    YEARS ENDED SEPTEMBER 30
                                           -------------------------------------------
                                              1997            1996            1995
                                           -----------     -----------     -----------
        Amount computed at statutory
          rate...........................  $33,003,000     $24,258,000     $22,749,000
        Increases (decreases) resulting
          from:
          Amortization of differences
             between book and tax bases
             of net assets acquired......      666,000         464,000       3,049,000
          State income taxes, net of
             federal tax benefit.........    1,950,000       2,070,000         437,000
          Dividends-received deduction...   (4,270,000)     (2,357,000)             --
          Tax credits....................     (318,000)       (257,000)       (168,000)
          Other, net.....................      138,000          74,000        (328,000)
                                           -----------     -----------     -----------
                  Total income tax
                    expense..............  $31,169,000     $24,252,000     $25,739,000
                                           ===========     ===========     ===========

     For United States federal income tax purposes, certain amounts from life insurance operations are accumulated in a memorandum policyholders' surplus account and are taxed only when distributed to shareholders or when such account exceeds prescribed limits. The accumulated policyholders' surplus was $14,300,000 at September 30, 1997. The Company does not anticipate any transactions which would cause any part of this surplus to be taxable.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (CONTINUED)
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the liability for Deferred Income Taxes are as follows:

                                                                  SEPTEMBER 30,
                                                          -----------------------------
                                                              1997             1996
                                                          -------------    ------------
        DEFERRED TAX LIABILITIES:
        Investments....................................   $  13,160,000    $ 15,036,000
        Deferred acquisition costs.....................     154,949,000     136,747,000
        State income taxes.............................       1,777,000       1,466,000
        Net unrealized gains on debt and equity
          securities available for sale................       9,910,000              --
                                                          -------------    ------------
                  Total deferred tax liabilities.......     179,796,000     153,249,000
                                                          -------------    ------------
        DEFERRED TAX ASSETS:
        Contractholder reserves........................    (108,090,000)    (77,522,000)
        Guaranty fund assessments......................      (2,707,000)     (1,031,000)
        Other assets...................................      (1,952,000)     (1,534,000)
        Net unrealized losses on debt and equity
          securities available for sale................              --      (2,973,000)
                                                          -------------    ------------
                  Total deferred tax assets............    (112,749,000)    (83,060,000)
                                                          -------------    ------------
        Deferred income taxes..........................   $  67,047,000    $ 70,189,000
                                                          =============    ============

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RELATED PARTY MATTERS

     The Company pays commissions to two affiliated companies, SunAmerica Securities, Inc. and Advantage Capital Corp. Commissions paid to these broker-dealers totaled $25,492,000 in 1997, $16,906,000 in 1996, and $9,435,000
in 1995. These broker-dealers, when combined with the Company's wholly owned broker-dealer, represent a significant portion of the Company's business, amounting to approximately 36.1%, 38.3%, and 40.6% of premiums in 1997, 1996, and 1995, respectively. The Company also sells its products through unaffiliated broker-dealers, the largest two of which represented approximately 19.2% and 10.1% of premiums in 1997, 19.7% and 10.2% in 1996, and 18.8% and 4.3% in 1995,
respectively.

     The Company purchases administrative, investment management, accounting, marketing and data processing services from SunAmerica Financial, Inc., whose purpose is to provide services to the SunAmerica companies. Amounts paid for such services totaled $86,116,000 for the year ended September 30, 1997, $65,351,000 for the year ended September 30, 1996 and $42,083,000 for the year ended September 30, 1995. Such amounts are included in General and Administrative Expenses in the income statement.

     The Parent made capital contributions of $28,411,000 in December, 1996 and $27,387,000 in December 1995 to the Company, through the Company's direct parent, in exchange for the termination of its guaranty with respect to certain real estate owned in Arizona. Accordingly, the Company reduced the carrying value of this real estate to estimated fair value to reflect the termination of the guaranty.

     During the year ended September 30, 1995, the Company sold to the Parent real estate for cash equal to its carrying value of $29,761,000.

     During the year ended September 30, 1997, the Company sold various invested assets to SunAmerica Life Insurance Company and to CalAmerica Life Insurance Company for cash equal to their current market values of $15,776,000 and $15,000, respectively. The Company recorded net gains aggregating $276,000 on such transactions.

     During the year ended September 30, 1997, the Company also purchased certain invested assets from SunAmerica Life Insurance Company and from CalAmerica Life Insurance Company for cash equal to their current market values of $8,717,000 and $284,000, respectively.

     During the year ended September 30, 1996, the Company sold various invested assets to the Parent and to SunAmerica Life Insurance Company for cash equal to their current market values of $274,000 and $47,321,000, respectively. The Company recorded net losses aggregating $3,000 on such transactions.

     During the year ended September 30, 1996, the Company also purchased certain invested assets from SunAmerica Life Insurance Company for cash equal to their current market values, which aggregated $28,379,000.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. BUSINESS SEGMENTS

     Summarized data for the Company's business segments follow:

                                                        TOTAL
                                                     DEPRECIATION
                                                         AND
                                        TOTAL        AMORTIZATION      PRETAX            TOTAL
                                       REVENUES        EXPENSE         INCOME           ASSETS
                                     ------------    ------------    -----------    ---------------
1997:
Annuity operations................   $332,845,000    $55,675,000     $74,792,000    $12,438,021,000
Broker-dealer operations..........     38,005,000        689,000      16,705,000         51,400,000
Asset management..................     35,661,000     16,357,000       2,798,000         81,518,000
                                     ------------    -----------     -----------    ---------------
          Total...................   $406,511,000    $72,721,000     $94,295,000    $12,570,939,000
                                     ============    ===========     ===========    ===============
1996:
Annuity operations................   $256,681,000    $43,974,000     $53,827,000    $ 9,092,770,000
Broker-dealer operations..........     31,053,000        449,000      13,033,000         37,355,000
Asset management..................     33,047,000     18,295,000       2,448,000         74,410,000
                                     ------------    -----------     -----------    ---------------
          Total...................   $320,781,000    $62,718,000     $69,308,000    $ 9,204,535,000
                                     ============    ===========     ===========    ===============
1995:
Annuity operations................   $211,587,000    $38,350,000     $55,462,000    $ 7,667,946,000
Broker-dealer operations..........     24,194,000        411,000       9,025,000         29,241,000
Asset management..................     34,427,000     24,069,000         510,000         86,510,000
                                     ------------    -----------     -----------    ---------------
          Total...................   $270,208,000    $62,830,000     $64,997,000    $ 7,783,697,000
                                     ============    ===========     ===========    ===============

11.  SUBSEQUENT EVENTS (unaudited)

     On August 11, 1998, the Company entered into a modified coinsurance transaction, approved by the Arizona Department of Insurance, which involves the ceding of approximately $5,000,000,000 of variable annuities to ANLIC Insurance Company (Cayman), a Cayman Islands stock life insurance company. As a part of this transaction, the Company received cash amounting to approximately $188,700,000, and recorded a corresponding reduction of deferred acquisition costs related to the coinsured annuities.

     On July 15, 1998, the Company entered into a definitive agreement to acquire the individual life business and the individual and group annuity business of MBL Life Assurance Corporation ("MBL Life") via a 100% coinsurance transaction for approximately $130,000,000 in cash. The transaction will include approximately $2,000,000,000 of universal life reserves and $3,000,000,000 of fixed annuity reserves. The Company plans to reinsure a large portion of the mortality risk associated with the acquired block of universal life business. Completion of this acquisition is expected by the end of calendar year 1998 and is subject to customary conditions and required approvals. Included in this block of business is approximately $250,000,000 of individual life business and $500,000,000 of group annuity business whose contractowners are residents of New York State ("the New York Business)". Approximately six months subsequent to completion of the transaction, the New York Business will be acquired by the Company's New York affiliate, First SunAmerica Life Insurance Company, and the remainder of the business will be acquired by the Company via assumption reinsurance agreements between MBL Life and the respective companies, which will supersede the coinsurance agreement. The $130,000,000 purchase price will be allocated between the Company and its affiliate based on their respective assumed reserves.

                          PART C -- OTHER INFORMATION

Item 24.      Financial Statements And Exhibits



(a)     Financial Statements

         The following financial statements are included in Part A of the Registration Statement:

                  None

          The following financial statements are included in Part B of the Registration Statement:


                  Consolidated financial statements of Anchor National Life Insurance Company


(b)      Exhibits

(1)       Resolutions Establishing Separate Account.......... Previously Filed
(2)       Custody Agreements................................. Not Applicable
(3)       (a) Form of Distribution Contract.................. Filed Herewith
          (b) Form of Selling Agreement...................... Filed Herewith
(4)       (a) Variable Annuity Contract...................... Filed Herewith
          (b) Variable Annuity Certificate................... Filed Herewith
          (c) Tax Sheltered Annuity (403(b)) Endorsement..... Filed Herewith
(5)       Application for Contract........................... Filed Herewith
(6)       Depositor -- Corporate Documents
          (a) Certificate of Incorporation................... *
          (b) By-Laws........................................ *
(7)       Reinsurance Contract............................... Not Applicable
(8)       Form of Fund Participation Agreement............... Filed Herewith
          (a) Anchor Series Trust............................
          (b) SunAmerica Series Trust........................
(9)       Opinion of Counsel................................. Filed Herewith
          Consent of Counsel................................. Filed Herewith
(10)      Consent of Independent Accountants................. Previously Filed
(11)      Financial Statements Omitted from Item 23.......... None
(12)      Initial Capitalization Agreement................... Not Applicable
(13)      Performance Computations........................... Not Applicable
(14)      Diagram and Listing of All Persons Directly
          or Indirectly Controlled By or Under Common
          Control with Anchor National Life Insurance
          Company, the Depositor of Registrant............... *
(15)      Powers of Attorney................................. Previously Filed

*         Incorporated by reference to Registration Statement
          of Anchor National and Variable Separate Account
          (File Nos. 333-25473 and 811-3859).................


Item 25.   Directors and Officers of the Depositor

         The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

NAME                                      POSITION
----                                      --------

Eli Broad                                 Chairman, President and
                                          Chief Executive Officer
Jay S. Wintrob                            Director and Executive Vice
                                          President
Jana W. Greer                             Director and Senior Vice President
Peter McMillan                            Director
James R. Belardi                          Director and Senior Vice President
Susan L. Harris                           Director, Senior Vice President
                                          and Secretary
Scott L. Robinson                         Director and Senior Vice President
N. Scott Gillis                           Senior Vice President and Controller

NAME                                      POSITION
----                                      --------
Edwin R. Reoliquio                        Senior Vice President and
                                          Chief Actuary
James W. Rowan                            Senior Vice President
Victor E. Akin                            Senior Vice President
J. Franklin Grey                          Vice President
Keith B. Jones                            Vice President
Michael L. Lindquist                      Vice President
Edward P. Nolan*                          Vice President
Gregory M. Outcalt                        Vice President
Scott H. Richland                         Vice President
David R. Bechtel                          Vice President and Treasurer

------------------------
* 88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525


Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

         The Registrant is a Separate Account of Anchor National Life Insurance Company (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 which is incorporated herein by reference.

Item 27.  Number Of Contract Owners

        None.

Item 28.  Indemnification

        None.

Item 29.  Principal Underwriter

        SunAmerica Capital Services, Inc. serves as distributor to the Registrant.

        Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.



Name                               Position with Distributor
----                               -------------------------
J. Steven Neamtz                   Director & President
Robert M. Zakem                    Director, Executive Vice President,
                                   General Counsel &
                                   Assistant Secretary
Peter A. Harbeck                   Director
Debbie Potash-Turner               Controller
Peter Furmark                      Vice President
James Nichols                      Vice President
Susan L. Harris                    Secretary




               Net Distribution   Compensation on
Name of        Discounts and      Redemption or     Brokerage
Distributor    Commissions        Annuitization     Commissions    Commissions*
-----------    ----------------   ---------------   -----------    ------------
SunAmerica          None               None              None           None
Capital
Services, Inc.
--------------------
*Distribution fee is paid by Anchor National Life Insurance Company.

Item 30.  Location of Accounts and Records

         Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

         State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

Item 31.  Management Services

        Not Applicable.


Item 32.  Undertakings


        Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.


Item 33.  Representation

(a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 concerning the redeemability of Section 403(b) annuity Contracts (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
         Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


(b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company and Registrant represent that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES



         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this pre-effective amendment to the Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 3rd day of December, 1998.



                     VARIABLE ANNUITY ACCOUNT SEVEN
                                  (Registrant)


                     By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                   (Depositor)


                     By:     /s/ JAY S. WINTROB
                         --------------------------
                                 Jay S. Wintrob
                            Executive Vice President


                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                   (Depositor)


                     By:     /s/ JAY S. WINTROB
                         --------------------------
                                 Jay S. Wintrob
                            Executive Vice President

        As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacity and on the dates indicated.



SIGNATURE              TITLE                           DATE
---------              -----                           ----

Eli Broad*             President, Chief
--------------------   Executive Officer and
Eli Broad              Chairman of the Board
                       (Principal Executive
                           Officer)


Scott L. Robinson*     Senior Vice President
---------------------       and Director
Scott L. Robinson      (Principal Financial
                             Officer)


N. Scott Gillis*       Senior Vice President
--------------------       and Controller
N. Scott Gillis        (Principal Accounting
                             Officer)


James R. Belardi*      Director
--------------------
James R. Belardi


Jana W. Greer*         Director
--------------------
Jana W. Greer


/s/ Susan L. Harris    Director                     December 4, 1998
--------------------
Susan L. Harris


Peter McMillan*        Director
--------------------
Peter McMillan


James W. Rowan*        Director
--------------------
James W. Rowan


Jay S. Wintrob*        Director
--------------------
Jay S. Wintrob


/s/ Susan L. Harris    Attorney-in-Fact
--------------------
Susan L. Harris

Date: December 4, 1998

*Attorney in Fact